 Filed pursuant to General Instruction II.L of Form F-10
 File No. 333-266082
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated July 22, 2022 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.
Information has been incorporated by reference in this Prospectus Supplement, and in the Base Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IMV Inc. at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 (telephone (902) 492-1819), and are also available electronically at www.sedar.com and www.sec.gov.
PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JULY 22, 2022
New Issue	December 19, 2022
IMV INC.
US$8,999,746
900,000 Common Share Units
and
2,548,276 Pre-funded Units
This Prospectus Supplement to the Base Shelf Prospectus of IMV Inc. (“IMV” or the “Corporation”) qualifies the distribution (the “Common Share Offering”) of 900,000 units (the “Units”) at a price of $2.61 per Common Share Unit (the “Common Share Unit Offering Price”) and 2,548,276 units (the “Pre-funded Units” and, together with the Common Share Units, the “Units”) at a price of $2.6099 per Pre-funded Unit (the “Pre-funded Unit Offering Price” and, together with the Common Share Unit Offering Price, the “Offering Price”) to certain purchasers whose purchase of Common Share Units in this Offering could otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of the outstanding common shares of the Corporation (the “Common Shares”) immediately following the consummation of the Offering. Each Common Share Unit consists of one Common Share (each, a “Unit Share”) and one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Pre-funded Unit consists of one pre-funded warrant to purchase one common share (a “Pre-funded Warrant”) and one Warrant. The Common Share Units and the Pre-funded Units will separate into Unit Shares and Warrants and into Pre-funded Warrants and Warrants, respectively, immediately upon distribution. Each Warrant will entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $2.50 per Warrant Share (the “Warrant Exercise Price”) at any time until 5:00 p.m. (New York City time) on the date (the “Expiry Date”) that is five years following the Closing Date (as defined herein). Each Pre-funded Warrant will entitle the holder thereof to purchase one Common Share (each, a “Pre-funded Warrant Share”) at an exercise price of $0.0001 per Pre-funded Warrant Share. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.
The Offering is being made in the United States only under the terms of the Corporation’s registration statement on Form F-10 (File No. 333-266082) (as amended, the “U.S. Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).
All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

H.C. Wainwright & Co., LLC (the “Placement Agent”) is acting as the exclusive placement agent in respect of the Offering pursuant to the terms and conditions of an engagement agreement dated as of December 2, 2022 between the Corporation and the Placement Agent (the “Engagement Agreement”). This Prospectus Supplement qualifies the distribution of the Units in the United States. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of all of the Units offered hereby. There is no minimum requirement in this Offering. The Placement Agent may engage one or more sub-placement agents or selected dealers in connection with this Offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of securities. The Corporation has agreed to pay the Placement Agent the placement agent fees set forth in the table below. No Units will be offered or sold to Canadian purchasers. See “Plan of Distribution”.
	Per Common Share Unit	Per Pre-funded Unit	Total
Offering Price(1)	$2.61	$2.6099	$8,999,745.53
Placement Agent’s Commission (inclusive of Management Fee)(2)	$0.2088	$0.2087	$719,979.64
Net Proceeds to the Corporation(3)	$2.4012	$2.4011	$8,279,765.89

Notes:
(1)
The Corporation intends to allocate $2.6099 of the Common Share Unit Offering Price (the “Share Purchase Price”) as consideration for the issue of the Unit Share and $0.0001 (the “Warrant Purchase Price”) of the Common Share Unit Offering Price as consideration for the issue of the Warrant comprising each Unit.

(2)
The Placement Agent will receive a commission (the “Placement Agent’s Commission”) equal to 7.0% of the gross proceeds of the Offering. In addition, the Placement Agent will receive a management fee equal to 1.0% of the gross proceeds of the Offering (the “Management Fee”). The Corporation will also reimburse the Placement Agent for non-accountable expenses in the amount of $50,000 and for legal and out-of-pocket expenses in the amount of $100,000 and will grant the Placement Agent warrants (the “Broker Warrants”) to purchase up to 241,379 common shares (the “Broker Shares”). Each Broker Warrant will be exercisable at a price of $3.2625 for a period of five years from the date of the Securities Purchase Agreement (as defined herein). This Prospectus Supplement qualifies the distribution of the Broker Warrants to the Placement Agent. See “Plan of Distribution” for further information on compensation payable to the Placement Agent.

(3)
After deducting the Placement Agent’s Commission but before deducting the expenses of the Offering, estimated to be $250,000. Such net proceeds do not include any proceeds received from the exercise of the Warrants or the Broker Warrants.

Unless the context otherwise requires, when used in this Prospectus Supplement, all references to “Units” includes the Pre-funded Units.
Placement Agent’s Position	Number of Securities Available	Exercise Period	Exercise Price
Broker Warrants(1)	Up to 241,379 Common Shares	Five years from date of the Securities Purchase Agreement	$3.2625 per Broker Warrant

Notes:
(1)
This Prospectus Supplement qualifies the distribution of the Broker Warrants. See “Plan of Distribution”.

Subject to the terms and conditions set forth in the Engagement Agreement, the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the Units offered hereby. See “Plan of Distribution”. The Offering Price was determined by arm’s length negotiation between the Corporation, the Placement Agent and the investors.
An investment in the Units and Pre-funded Units involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.
The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMV” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IMV”. On December 16, 2022, the last trading day of the Common Shares on the TSX and Nasdaq before the date hereof, the closing price of the Common

Shares was C$3.48 and US$2.58, respectively. The TSX has accepted notice of the Offering and the Corporation is relying on the exemption included under section 602.1 of the TSX Company Manual with respect to the Offering. Nasdaq has been notified of the Offering. Closing of the Offering is subject to customary closing conditions. There is no market through which the Pre-funded Warrants or the Warrants may be sold and purchasers may not be able to resell the Pre-funded Warrants or the Warrants purchased in this Offering. In addition, neither the Pre-funded Warrants nor the Warrants will be listed for trading on the TSX, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Pre-funded Warrants and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Pre-funded Warrants and Warrants and the extent of issuer regulation. See “Risk Factors”.
Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about December 20, 2022, subject to satisfaction of customary closing conditions (the “Closing Date”).
The Pre-Funded Warrants and the Warrants will be issued in certificated form. No certificates evidencing the Unit Shares will be issued to purchasers of the Units.
On December 7, 2022, the Corporation filed articles of amendment to give effect to a consolidation of its Common Shares on the basis of 1 post-consolidation Common Share for each 10 pre-consolidation Common Shares (the “Share Consolidation”). The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical trading prices and volumes in this Prospectus Supplement have been amended to reflect the 10 for 1 Share Consolidation. See “Recent Developments”.
The offering of Units hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2021 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that the Placement Agent or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospective investors should be aware that the acquisition, holding or disposition of the Units described herein may have tax consequences in both the Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.
The Units may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Units in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Units described in this Prospectus Supplement may have tax consequences in Canada or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.
Andrew Hall, Chief Executive Officer and director of the Corporation, as well as Michael P. Bailey, Julia P. Gregory, Michael Kalos, Kyle Kuvalanka and Markus Warmuth, directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head office and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.
H.C. Wainwright & Co.
Prospectus Supplement dated December 19, 2022

Prospectus Supplement

S-i

Base Shelf Prospectus

S-ii

GENERAL MATTERS
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. The second part is the accompanying Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Base Shelf Prospectus together with the additional information about the Corporation to which you are referred in the sections of this Prospectus Supplement and the Base Shelf Prospectus titled “Documents Incorporated by Reference”.
Purchasers of Units should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not authorized anyone to provide purchasers with different or additional information. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. If anyone provides purchasers with different or additional information, purchasers should not rely on it. Neither the Corporation nor the Placement Agent are making an offer to sell or seeking an offer to buy the Units in any jurisdiction where the offer or sale is not permitted. Purchasers should assume that the information contained in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus or of any sale of the Units. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein include references to trade names and trademarks of other companies, which trade names and trademarks are the properties of their respective owners.
The corporate website of the Corporation is www.imv-inc.com. The information on the Corporation’s website is not intended to be included or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Units.
Following the approval of the special resolution approving the consolidation of the issued and outstanding Common Shares on the basis of not more than one (1) post-consolidation Common Share for every 10 pre-consolidation Common Shares and not less than one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares by the holders of Common Shares (the “Shareholders”) at a special meeting of the Shareholders held on December 7, 2022 (the “Special Meeting”), the Corporation’s board of directors approved the Share Consolidation on a ratio of one (1) post-consolidation Common Share every 10 pre-consolidation Common Shares. On December 7, 2022, the Corporation filed articles of amendment to give effect to the Share Consolidation. The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical trading prices and volumes in this Prospectus Supplement have been amended to reflect the 10 for 1 Share Consolidation. See “Recent Developments”.
Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to IMV and the Units.
In this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, unless the context otherwise requires, references to “IMV” or the “Corporation” refer to IMV Inc., together with its subsidiaries, Immunovaccine Technologies Inc. (“IVT”) and IMV USA Inc. (“IMV USA”).
EXCHANGE RATE INFORMATION
The consolidated financial statements incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and the financial data derived from those consolidated financial statements included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, are presented in United States dollars, unless otherwise specified, and have been prepared in accordance with IFRS. References in this Prospectus Supplement to “dollars”, “US$” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.
The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.
	Year ended December 31,
	2021	2020	2019
High for the period	1.2942	1.4496	1.3600
Low for the period	1.2040	1.2718	1.2988
End of period	1.2678	1.2732	1.2988
Average for the period	1.2535	1.3415	1.3269
On December 16, 2022, the closing exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$0.7306.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Legislation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Prospectus Supplement, such statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Prospectus Supplement. Forward-looking statements may use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “predicts” or “should” and other similar terminology.
Forward-looking statements contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus include, but are not limited to, statements relating to:
•
the Corporation’s business strategy;

•
statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

•
potential sources of funding;

•
the Corporation’s ability to obtain necessary funding on favorable terms or at all;

•
the Corporation’s expected expenditures and accumulated deficit level;

•
the Corporation’s ability to obtain necessary regulatory approvals for its product candidates;

•
the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

•
the Corporation’s expectations about the timing of achieving milestones and the costs of preclinical assays, studies and clinical trials;

•
the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

•
the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships and other transactions with third parties;

•
the potential impact of partnerships on the Corporation’s manufacturing capabilities;

•
the Corporation’s plans for the research and development of certain product candidates;

•
the Corporation’s strategy for protecting its intellectual property;

•
the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

•
the Corporation’s ability to obtain licences on commercially reasonable terms;

•
the Corporation’s plans for generating revenue;

•
the Corporation’s ability to manage inflation, including rising interest rates and increased labour costs associated with attracting and retaining employees;

•
the Corporation’s plans for future clinical trials;

•
the Corporation’s ability to maintain the listing of its Common Shares on Nasdaq;

•
the Corporation’s expected use of the net proceeds from this Offering; and

•
the Corporation’s hiring and retention of skilled staff.

The forward-looking statements reflect the Corporation’s current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:
•
the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

•
positive results of preclinical assays, studies and clinical trials;

•
the Corporation’s ability to successfully develop existing and new product candidates;

•
the Corporation’s ability to hire and retain skilled staff;

•
the products and technology offered by the Corporation’s competitors;

•
general business and economic conditions, including as a result of the ongoing COVID-19 pandemic, as well as political crises, such as terrorism, war, political instability or other conflict;

•
adverse macroeconomic conditions, including inflation, disruptions in global market conditions and increased labour costs;

•
the Corporation’s ability to accurately assess and anticipate the impact of the COVID-19 pandemic on the Corporation’s clinical studies and trials and operations generally;

•
the Corporation’s ability to protect its intellectual property;

•
the coverage and applicability of the Corporation’s intellectual property rights to any of its product candidates;

•
the expectation that the Common Shares will continue to be listed on the TSX and the Nasdaq, including as it relates to the Corporation regaining compliance with the Nasdaq listing requirements, such as the Minimum Bid Price Requirement and MVLS (as defined below);

•
the Corporation’s ability to manufacture its product candidates, if approved, and to meet demand;

•
the general regulatory environment in which the Corporation operates;

•
the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its product candidates; and

•
obtaining necessary regulatory approvals for its product candidates and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this Prospectus Supplement and the Base Shelf Prospectus does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the resulting global and regional economic impacts. The Corporation has experienced uncertainty related to the rapidly developing COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the COVID-19 pandemic and global measures to contain it will continue to have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.
Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled. “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Prospectus Supplement or the date of the Base Shelf Prospectus or, in the case of documents incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus, as of the date of such documents, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Purchasers are cautioned that forward-looking statements are not guarantees of future performance and accordingly purchasers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of these factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
In addition, statements that “the Corporation believes” and similar statements reflect management’s beliefs and opinions on the relevant subject. These statements are based upon information available to management as of the date of this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, as applicable, and while management believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that management has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
The forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are expressly qualified by the foregoing cautionary statements and are made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference therein, as applicable. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws. Purchasers should read this entire Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Units.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. Other information has also been incorporated by reference in the Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 (telephone (902) 492-1819), and are also available electronically on the Corporation’s issuer profile at www.sedar.com.
In addition to the continuous disclosure obligations of the Corporation under the securities laws of certain provinces of Canada, the Corporation is subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Corporation may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by IMV with the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system is available from the SEC’s website at www.sec.gov.
Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any other document that is also incorporated by reference in this Prospectus Supplement, as of the date hereof, the following documents filed by the Corporation with securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:
(i)
the annual information form of the Corporation dated March 16, 2022 for the year ended December 31, 2021 (the “AIF”);

(ii)
the audited annual consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2021 and 2020, together with the report of the independent registered public accounting firm thereon and the notes thereto, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the registration statement on Form F-10 of which this Prospectus forms part;

(iii)
the management’s report on financial position and operating results of the Corporation for the year ended December 31, 2021 (the “Annual MD&A”);

(iv)
the unaudited interim condensed consolidated financial statements of the Corporation for the nine-month periods ended September 30, 2022 and 2021;

(v)
the management’s report on financial position and operating results of the Corporation for the three and nine months ended September 30, 2022;

(vi)
the management information circular dated as of May 31, 2022 relating to the annual and special meeting of Shareholders held on June 29, 2022; and

(vii)
the material change report dated September 16, 2022 relating to the strategic reorganization of the Corporation’s workforce; and

(viii)
the management information circular dated as of October 31, 2022 relating to the Special Meeting.

On December 7, 2022, the Corporation filed articles of amendment to give effect to a consolidation of its Common Shares on the basis of 1 post-consolidation Common Share for each 10 pre-consolidation Common Shares. The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical financial information in the fore mentioned documents incorporated by reference have not been amended to reflect the 10 for 1 Share Consolidation.
Any documents of the Corporation of the type referred to in the preceding paragraph, any other documents of the Corporation required to be incorporated by reference pursuant to applicable laws, and any material change reports (excluding any confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada on or after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus form a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, the Base Shelf Prospectus, or the U.S. Registration Statement of which they form a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.
Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus, except as so modified or superseded.
You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus and on the other information included in the U.S. Registration Statement of which the Base Shelf Prospectus and the Prospectus Supplement form a part. The Corporation is not making an offer of Units in any jurisdiction where the offer is not permitted by law.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus are a part insofar as required by the SEC’s Form F-10:
•
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

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the consent of McCarthy Tétrault LLP, the Corporation’s Canadian counsel; and

•
powers of attorney of the Corporation’s directors and officers, as applicable.

THE OFFERING
The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Shelf Prospectus.
Securities Offered by the Corporation
900,000 Common Shares Units. Each Common Share Unit consists of one Unit Share and one Warrant. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $2.50 per Warrant Share at any time until 5:00 p.m. (New York City time) on the Expiry Date.
2,548,276 Pre-funded Units. Each Pre-funded Unit consists of one Pre-funded Warrant and one Warrant. Each Pre-funded Warrant will entitle the holder thereof to purchase one Pre-funded Share at an exercise price of $0.0001 per Pre-funded Warrant Share. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.
Common Shares to be Outstanding After This Offering
11,685,231 Common Shares, assuming all of the Pre-funded Warrants issued in this Offering are exercised.
Use of Proceeds
The Corporation estimates that the net proceeds from the Offering will be approximately $8 million after deducting the Placement Agent’s Commission (inclusive of the Management Fee) of $720,000.03 and Offering expenses, which are estimated to be $250,000, and excluding any proceeds received from the exercise of Warrants.
The Corporation plans to use the net proceeds of the Offering primarily to continue the clinical development of maveropepimut-S in diffuse large B cell lymphoma (DLBCL), ovarian cancer, the completion of its ongoing basket trial, and to continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes. See the section titled “Use of Proceeds” on page S-13 of this Prospectus Supplement.
Risk Factors
Investing in the Units involves a high degree of risk. Please read the information contained in and incorporated by reference under the section titled “Risk Factors” beginning on page S-23 of this Prospectus Supplement, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this Prospectus Supplement
Listing
The TSX has accepted notice of the Offering and the Corporation is relying on the exemption included under section 602.1 of the TSX Company Manual with respect to the Offering. Nasdaq has been notified of the Offering.
There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in this Offering. In addition, the Warrants will not be listed for trading on the TSX, Nasdaq or any other stock exchange following the Closing Date. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.

Closing
On or about December 20, 2022 or such other date as the Corporation and the Placement Agent may agree upon, subject to satisfaction of customary closing conditions.
Trading Symbol for the Common Shares
TSX: “IMV” Nasdaq: “IMV”
The number of Common Shares that will be outstanding immediately after this Offering as shown above is based on 82,369,961 pre-consolidation Common Shares outstanding as of September 30, 2022 (8,236,955 Common Shares post-consolidation). The number of Common Shares outstanding as of September 30, 2022 as used throughout this Prospectus Supplement, unless otherwise indicated, excludes:
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5,135,955 pre-consolidation Common Shares issuable upon exercise of options outstanding as of September 30, 2022, with a weighted average exercise price of C$1.98 per share (513,599 Common Shares post-consolidation);

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953,669 pre-consolidation Common Shares issuable upon conversion of deferred share units (“DSUs”) outstanding as of September 30, 2022 (95,339 Common Shares post-consolidation);

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an aggregate of 1,437,271 pre-consolidation Common Shares reserved for future issuance under the Corporation’s stock option plan as of September 30, 2022 (143,723 Common Shares post-consolidation); and

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an aggregate of 1,046,331 pre-consolidation Common Shares reserved for future issuance under the Corporation’s deferred share unit plan (104,661 Common Shares post-consolidation).

Except as outlined under the section titled “Prior Sales” on page S-19 of this Prospectus Supplement, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2022 other than the Share Consolidation.
Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of outstanding options or warrants.
THE CORPORATION
The following description of IMV is derived from selected information about the Corporation contained in the documents incorporated by reference and does not contain all of the information about the Corporation and its business that should be considered before investing in the Units. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the Units. This Prospectus Supplement may add to, update or change information in the accompanying Base Shelf Prospectus. You should carefully read this entire Prospectus Supplement and the accompanying Base Shelf Prospectus, including the risks and uncertainties discussed in the section titled “Risk Factors” and the information incorporated by reference in this Prospectus Supplement, including the consolidated financial statements of the Corporation, before making an investment decision. If you invest in the Units, you are assuming a high degree of risk.
The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. On September 28, 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis. On May 2, 2018, the Corporation changed its name to IMV Inc. and consolidated its outstanding share capital on a 3.2 to 1 basis. On December 7, 2022, the Corporation consolidated its outstanding share capital on a 10 to 1 basis.
The Corporation has two wholly-owned subsidiaries, (i) IVT, which is incorporated under the laws of the Province of Nova Scotia, and (ii) IMV USA, which is incorporated under the laws of the State of Delaware.
The Corporation’s head and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

BUSINESS OF THE CORPORATION
IMV is a clinical-stage immuno-oncology company developing a portfolio of therapies based on DPX®, its novel immune-educating technology platform (“DPX Platform” or “DPX”), that is designed to inform a specific, robust and persistent antitumor immune response, offering long-lasting benefit to patients with solid or hematological cancers. We believe IMV’s DPX technology is unique and differentiated from prior, largely unsuccessful cancer vaccine technologies. These prior cancer vaccine efforts were focused on delivering specific cancer antigens in an aqueous or emulsion-based formulation, often requiring additional co-administration of immune stimuli. These historical approaches likely largely failed to elicit a sufficiently robust, persistent immune response as the antigens packaged in these formulations leached into surrounding tissue. As a consequence, in these aqueous or emulsion-based formulations, the immune-educating information (i.e. antigens) interacted inappropriately with both non-immune and immune cells, often even repressing the intended immune responsiveness. Current research suggests that an effective cancer vaccine strategy would direct immune-educating cargo specifically into an immune cell subset known as Antigen Presenting Cells (“APCs”). Scientific literature now suggests the ideal cancer vaccine would also provide additional immune stimuli in a single formulation (rather than by co-administration) to activate these APCs to ensure that any given APC would consume and process all of the needed information at once. IMV’s DPX technology utilizes a novel lipid-in-oil formulation designed to package a wide variety of immune educating cargo into a singular formulation that does not leach cargo into surrounding tissues but, rather, directs uptake specifically by APCs, which then traffic to regional lymph nodes to drive robust and persistent immune responses. In this manner, IMV’s DPX technology is designed to promote a more physiologically effective flow of information through the immune system and, consequently, a more robust immune response than can be elicited by the same antigens packaged in a conventional emulsion. Preclinical studies in mice have demonstrated superiority of DPX in eliciting a Survivin-specific immune response versus that from a conventional emulsion.
IMV’s lead product candidate, maveropepimut-S (or “MVP-S”, previously known as “DPX-Survivac”) is a DPX-based immunotherapy candidate designed to deliver antigenic peptides of the Survivin cancer antigen. Specifically, MVP-S incorporates 5 distinct peptides targeted the 5 most common HLA haplotypes in the human population as well as the innate immune stimulant, polydIdC, and the universal T helper peptide, A16L. Survivin is overexpressed in most solid and liquid tumors and highly correlated with disease progression and poor prognosis in multiple cancers. We believe results of the clinical studies conducted to date support the therapeutic potential of MVP-S in human cancers when combined with the immune checkpint inhibitor, pembrolizumab, and/or low-dose, intermittent cyclophosphamide. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (“DLBCL”) as well as ovarian, bladder and breast cancers.
Recent clinical highlights with MVP-S:
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The Corporation continues to activate new sites in North America, Europe, Australia and New Zealand in the VITALIZE phase 2b study in r/r DLBCL. The goal of this study is to further evaluate the Objective Response Rate (“ORR”) observed in the now completed SPiReL phase 2 study which evaluated the combination of MVP-S, intermittent, low-dose cyclophosphamide (“CPA”), and Merck’s checkpoint inhibitor, pembrolizumab (Keytruda®) and to assess whether the potential benefit may be particularly evident in Program Death Ligand 1 (“PD-L1+”) positive patients. Early data from the follow-on, open label VITALIZE study will be presented at a scientific conference in early 2023.

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Recruitment and site activation are ongoing in our AVALON phase 2b study. The goal of this study is to further evaluate the favorable clinical outcomes observed in the phase 2 DeCidE1 study, which evaluated patients with recurrent ovarian cancer receiving MVP-S and intermittent, low-dose CPA. In the now completed DeCidE1 study, the ORR by RECIST v1.1 was 21% and 15/19 evaluable patients showed either target lesion stabilization or shrinkage. The median overall survival was 19.3 months (ITT population), with nearly 45% of patients surviving 2 years. Treatment was well-tolerated with treatment-related adverse events being mostly grade 1 and grade 2 injection site reactions. Enrollment of stage one of the AVALON phase 2b study (approximately 40 patients) is expected to be completed in Q3 2023.

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The Corporation is engaged in discussions with experts in the field to determine the best clinical pathway for MVP-S in bladder cancer following the results obtained in the phase 2 “basket” study evaluating MVP-S and intermittent, low-dose CPA in combination with pembrolizumab (Keytruda®) in different solid tumor cancer indications. Clinical benefit was observed most prominently in metastatic bladder cancer patients. Details on the data observed in the bladder cancer cohort were presented in a late-breaking oral symposium at the American Association for Cancer Research (“AACR”) annual meeting in April 2022. Data showed that five out of 17 patients showed response (2 complete responses (“CRs”) and 3 partial responses (“PRs”) per RECIST v1.1, including patients who were previously treated with immune checkpoint inhibitors). The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2 and no severe adverse events attributed to MVP-S.

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Progress has been made in the enrollment of two investigator-led neoadjuvant studies; a phase 1b clinical study in women with non-metastatic HR+/HER2- breast cancer evaluating MVP-S with an aromatase inhibitor, and a phase 1 study in non-muscle invasive bladder cancer (“NMIBC”) which evaluates MVP-S and the second DPX-based product candidate, DPX-SurMAGE. Translational data from early patients in the breast cancer study were recently presented at the Society for Immunotherapy of Cancer’s (“SITC”) 2022 Annual meeting and a trial in progress poster will be presented at the San Antonio Breast Cancer Symposium (“SABCS”) in December 2022. Preliminary translational data from the MVP-S cohort of the NMIBC study is expected in early 2023.

For further information, see “Business of the Corporation” in the Base Shelf Prospectus and “Description of the Business” in the AIF.
Upcoming Milestones
The chart below summarizes the upcoming clinical milestones anticipated by IMV at this time.

IMV intends to leverage the unique mechanism of action of the DPX platform to build a portfolio of novel immune-educating cancer immunotherapies, which are designed to instruct a robust, persistent immune response against a specific target. Through the expertise of its teams, the quality of its science and emerging strategic partnerships, IMV’s mission is to push the boundaries of its novel immunotherapeutic platform to offer better treatments for solid and hematological cancers. The therapeutic potential of the Corporation’s lead product candidate in clinical trials to date encourages IMV to seek opportunities for combination with other immunotherapies to induce a synergistic activation of a patient’s immune systems against cancer. IMV is exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties to continue developing new DPX-based immune-educating therapies. IMV is also evaluating potential licencing opportunities for its programs outside of immuno-oncology and for other applications of the DPX technology.
Recent Developments
The Corporation announced:
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On December 15, 2022, initial data from the ongoing Phase 2B VITALIZE trial in patients with r/r DLBCL. Complete responses have been observed in patients who received at least three previous lines of treatment (including CAR-T’s). Detailed results will be presented in a podium presentation at the Immuno-Oncology 360° conference to be held in New York City on February 7-10, 2023.

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On September 15, 2022, a strategic reorganization to reduce its workforce by approximately one third. The Corporation will focus resources on ongoing MVP-S clinical programs in immuno-oncology (IO), most notably the Phase 2B trials VITALIZE (in relapsed/ refractory DLBCL) and AVALON (in advanced, metastatic ovarian cancer). The Corporation continues to invest in its DPX platform and to leverage this novel technology to drive key strategic partnerships.

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On September 15, 2022, that Dr. Saman Maleki was appointed to IMV’s Board of Directors. Dr. Maleki is an Assistant Professor of Oncology, Pathology & Laboratory Medicine, and Medical Biophysics at Western University. Dr. Maleki replaced Brittany Davison on the Board of Directors. Brittany Davison was promoted to Chief Accounting Officer from her previous role as Senior Vice President, Finance.

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On August 5, 2022, that in order to maintain its existing at-the-market facility, the Corporation re-entered into an equity-distribution agreement dated August 4, 2022 with Piper Sandler pursuant to which the Corporation may from time to time sell through “at-the-market” offerings, with Piper Sandler acting as sales agent, on Nasdaq such number of common shares that have an aggregate offering price of up to US$50 million.

Nasdaq minimum Bid Price Requirement
As previously disclosed, on July 7, 2022, the Corporation was notified by the Nasdaq (the “Nasdaq Minimum Bid Price Notice”) that the closing price of the Common Shares for the 30 consecutive Business Day period from May 23, 2022 to July 6, 2022 did not meet the Minimum Bid Price Requirement. The Nasdaq Minimum Bid Price Notice has no effect on the listing of the Common Shares at this time, and the Common Shares continue to trade on the Nasdaq under the symbol “IMV”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Corporation has until January 3, 2023 to regain compliance with the Minimum Bid Price Requirement. Such compliance may be achieved through a share consolidation or, if at any time prior to January 3, 2023, the closing bid price of the Common Shares is at least US$1.00 for a minimum of ten (10) consecutive business days. If the Corporation does not regain compliance prior to January 3, 2023, the Common Shares would be delisted from Nasdaq.
As a result, the Board of Directors called a Special Meeting on December 7, 2022 during which the Shareholders approved a special resolution approving the consolidation of the issued and outstanding Common Shares on the basis of not more than one (1) post-consolidation Common Share for every 10 pre-consolidation Common Shares and not less than one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares. The Share Consolidation was effected immediately following the Meeting on the basis of one (1) post-consolidation Common Share for every 10 pre-consolidation Common Share.
Nasdaq minimum MVLS Requirement
As previously disclosed, on November 22, 2022, the Corporation was notified by the Nasdaq (the “Nasdaq MVLS Notice”) that the Corporation’s market value of listed securities (“MVLS”) for the last 30 consecutive business days was below the required minimum of US$35 million for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(b)(2). The Nasdaq MVLS Notice has no immediate effect on the listing of the Common Shares at this time, and the Common Shares continue to trade on the Nasdaq under the symbol “IMV”. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Corporation has until May 22, 2023 to regain compliance with the MVLS requirement. Such compliance may be achieved if, at any time before May 22, 2023, the Corporation’s MVLS closes at or above US$35 million for a minimum of ten (10) consecutive business days. If the Corporation does not regain compliance by May 22, 2023, the Corporation may be delisted.
CONSOLIDATED CAPITALIZATION
Since September 30, 2022, the end of the most recent financial period of the Corporation, there have been no material changes in the loan capital of the Corporation and no material changes in the share capital of the Corporation on a consolidated basis other than for the Share Consolidation and as outlined under “Prior Sales.” As a result of the Offering, the shareholder’s equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Unit Shares actually distributed under the Offering.
USE OF PROCEEDS
The estimated net proceeds to be received by the Corporation under the Offering will be approximately $8 million, after deducting the Placement Agent’s Commission of $630,000.03 the Management Fee of $90,000.00 and the estimated expenses in connection with this Offering of approximately $250,000.
This estimate excludes the proceeds from the exercise of the Pre-funded Warrants sold in this Offering. We will receive nominal proceeds, if any, from the exercise of the Pre-funded Warrants.
The Corporation plans to use the net proceeds of the Offering primarily to continue the clinical development of maveropepimut-S in diffuse large B cell lymphoma (DLBCL), ovarian cancer, the completion of its ongoing basket trial, and to continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes.

The Corporation has negative operating cash flow and it is expected that the proceeds from the Offering will be used to fund operating cash flow. The Corporation expects its current cash and cash equivalents, together with the anticipated net proceeds from this Offering, to fund its planned operations into Q3 2023.
The key business objective the Corporation intends to meet with the net proceeds is to obtain clinical data for the stage 1 portion of the Phase 2b clinical AVALON trial in advanced ovarian cancer.
The foregoing discussion does not include any proceeds the Corporation may receive from the exercise of the Warrants.
While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein.
Negative Cash Flow
The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $184,283,000 as of September 30, 2022. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, or develop or commercialize any products without future financings. These material uncertainties cast significant doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.
The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. It is expected that proceeds from the Offering will be used to fund anticipated negative cash flow from operating activities, as described above.
PLAN OF DISTRIBUTION
The Offering
The Placement Agent has agreed to act as exclusive placement agent subject to the terms of the Engagement Agreement. The Placement Agent is not purchasing or selling any of the Units offered by this Prospectus Supplement, nor is it required to arrange the purchase or sale of any specific number or dollar amount of Units, but has agreed to use its reasonable best efforts to arrange for the sale of all of the Units offered hereby. Therefore, the Corporation may not sell the entire number of Units offered pursuant to this Prospectus Supplement. The Corporation has entered into a securities purchase agreement (the “Securities Purchase Agreement”) directly with the investor in connection with the Offering and will only sell to investors who have entered into the Securities Purchase Agreement.
The Offering is being made only in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Units will be offered in the United States directly to the investors.
The offering price of the Units was determined by arm’s length negotiation between the Corporation, the Placement Agent and the investors. Certificates representing the Warrants and the Pre-funded Warrants will be in definitive form and available for delivery to purchasers at closing of the Offering. See “Description of Securities Being Distributed”.

Commissions and Expenses
The following table shows the per Unit; and total Placement Agent’s Commission (inclusive of the Management Fee) the Corporation will pay to the Placement Agent:
	Per Common Share Unit	Per Pre-funded Unit	Total
Offering price	$2.61	$2.6099	$8,999,745.53
Placement Agent’s Commission (inclusive of the Management Fee)	$0.2088	$0.2087	$719,979.64
Proceeds, before expenses, to the Corporation	$2.4012	$2.4011	$8,279,765.89
The Corporation estimates that the total expenses of the Offering payable by the Corporation, not including the Placement Agent’s Commission and the Management Fee, will be approximately $250,000. Upon the closing of the Offering, the Corporation will pay the Placement Agent a cash transaction fee equal to 7.0% of the aggregate gross proceeds to the Corporation from the sale of the Unit Shares and Pre-funded Warrants sold under the Offering and the Management Fee equal to 1.0% of the aggregate gross proceeds to us from the sale of the Unit Shares and Pre-funded Warrants sold under the Offering. Subject to compliance with FINRA Rule 5110(g), the Corporation has agreed to reimburse the Placement Agent for certain of its fees and expenses, including (i) $50,000 for the Placement Agent’s non-accountable expenses (ii) the expenses of counsel and other out-of-pocket expenses of the Placement Agent, in an amount up to $100,000 in the aggregate, and (iii) other out-of-pocket expenses and clearing expenses of $15,950.
Broker Warrants
The Corporation has also agreed to issue Broker Warrants to purchase up to 241,379 Common Shares, at an exercise price of $3.2625 per Broker Warrant Share. The Broker Warrants will be exercisable immediately for a period of five years from the date of the Securities Purchase Agreement and will be in the same form as the Warrants issued to the investors, except as otherwise required by FINRA.
Right of First Refusal
The Corporation has granted the Placement Agent a right of first refusal for a period of 12 months following the Closing Date to act as sole book-running manager, underwriter or placement agent for any public or private offering of our equity, equityinked or debt securities.
Lock-up Agreements
The Corporation and each of its officers and directors have agreed with the Placement Agent to be subject to a lock-up period of 60 days following the Closing Date (the “Lock-up Period”). Therefore, during the applicable Lock-up Period, the Corporation and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of the Common Shares or any securities convertible into, or exercisable or exchangeable for, Common Shares, subject to customary exceptions. In addition, the Corporation has agreed to not issue any securities that are subject to a price reset based on the trading prices of the Common shares or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of one year following the Closing Date, subject to exception.
Tail
The Corporation has also agreed to pay the Placement Agent a tail fee equal to the commission and Broker Warrants in this Offering, if any investor, who was contacted or introduced to us by the Placement Agent during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction during the 12-month period following expiration or termination of the engagement of the Placement Agent.
Indemnification
The Corporation has agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the U.S. Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Placement Agent may be required to make in respect of such liabilities.

Regulation M
The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the U.S. Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the U.S. Securities Act. The Placement Agent will be required to comply with the requirements of the U.S. Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.
Other Relationships
The Placement Agent and its respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation or its affiliates. The Placement Agent has received, or may in the future receive, customary fees and commissions for these transactions.
Delivery of Securities
The Corporation expects to deliver the Unit Shares, Pre-Funded Warrants and Warrants on or about December 20, 2022, subject to the satisfaction or waiver of customary closing conditions.
Copies of this Prospectus Supplement and the accompanying base shelf prospectus in electronic format may be made available on the websites maintained by the Placement Agent.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
IMV’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of December 16, 2022, a total of 8,236,955 Common Shares and no Preferred Shares were issued and outstanding.
See “Description of Share Capital” in the Base Shelf Prospectus for a detailed description of the attributes of the Common Shares.
The Common Shares are currently listed on the TSX under the symbol “IMV” and Nasdaq under the symbol “IMV”.
See “Trading Price and Volume” in the Base Shelf Prospectus and in this Prospectus Supplement for detailed information on the price ranges and trading volume of the Common Shares on the TSX and Nasdaq.
Warrants
The Warrants will be governed by a form of warrant certificate (the “Warrant Certificate”). Each Warrant will entitle the holder to purchase one Warrant Share from the treasury of the Corporation at the price of $2.50 per Warrant Share until 5:00 p.m. (New York City time) on the Expiry Date, subject to adjustment and in accordance with the terms and conditions set out in the Warrant Certificate, after which such Warrants will become null and void.
The following summary of certain anticipated provisions of the Warrants does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Certificate. Reference is made to the Warrant Certificate for the full text of the attributes of the Warrants, which will be filed on SEDAR under the issuer profile of the Corporation at www.sedar.com and with the SEC at www.sec.gov. The holders of Warrants will not, as such, have any voting right or other right attached to the Warrant Shares until and unless the Warrants are duly exercised as provided for in the Warrant Certificate.

The exercise price for the Warrants will be payable in United States dollars.
The Warrants will not be listed for trading on any stock exchange or market quotation system.
The Warrant Certificate will provide that the number of Warrant Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to anti dilution provisions governed by the Warrant Certificate, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Certificate upon the occurrence of certain events including:
(a)
the payment of a share dividend by the Corporation or the making by the Corporation of a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Warrant Shares issued by the Corporation upon exercise of the Warrant);

(b)
the subdivision of the outstanding Common Shares into a larger number of shares;

(c)
the combination (including by way of reverse share split) of the outstanding Common Shares into a smaller number of shares; and

(d)
issues by reclassification of the Common Shares any shares of capital stock of the Corporation.

In addition, if the Corporation grants, issues or sells any “Common Share Equivalents” (as defined in the Warrant Certificate) or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the holders will be entitled to acquire, upon the terms applicable to such Purchase Rights and subject to the approval of the TSX, the aggregate Purchase Rights which a holder could have acquired if a Holder had held the number of Warrant Shares acquirable upon complete exercise of the Warrant immediately before the date on which a record is taken for the grant.
In the event of a fundamental transaction, as described in the Warrant Certificate and generally including the Corporation’s consolidation or merger with or into another person, the Corporation effects any sale to another person of all or substantially all of its assets, tender offer or exchange offer whereby shareholders who tender shares represent more than 50% of the voting power of the Common Shares and the Corporation accepts such tender for payment, the sale of more than 50% of the Corporation’s outstanding Common Shares, or the Corporation effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (each a “fundamental transaction”), the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash, other property or any combination thereof that such holders would have been entitled to receive had they exercised the Warrants immediately prior to such fundamental transaction.
The Corporation will covenant in the Warrant Certificate, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, a prescribed number of days prior to the record date or effective date, as the case may be, of such event.
In addition, in certain circumstances, in the event of a fundamental transaction as described above, the holder may, subject to certain conditions including the TSX’s prior written approval in certain circumstances, require the Corporation or a successor company to purchase the Warrants from the holder by paying to the holder an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of the Warrants on the date of consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Corporation’s control, including not approved by the Corporation’s board of directors, the holder will only be entitled to receive from the Corporation or any successor company, as of the date of consummation of such fundamental transaction, the same type or form of consideration (and in the same proportion), at the Black-Scholes value of the unexercised portion of the Warrants, that is being offered and paid to the shareholders of the Corporation in connection with the fundamental transaction, whether that consideration is in the form of securities, cash, other property or any combination thereof, or whether the shareholders are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.
The Warrant Certificate will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Corporation, to a maximum of 9.99%, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to the Corporation. Except as provided in the Warrant Certificate, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and the Corporation will not have any obligation to verify or confirm the accuracy of such determination.
Prior to the completion of this Offering, the Corporation will file with securities regulatory authorities in each of the Canadian Qualifying Jurisdictions and the SEC an additional prospectus supplement to the Prospectus covering the issuance of the Warrant Shares upon exercise of the Warrants for purposes of applicable U.S. securities laws (such additional prospectus supplement will not be filed in respect of, and will not qualify, any distribution of the Warrant Shares upon exercise of the Warrants in any Canadian Qualifying Jurisdiction under applicable Canadian securities laws). The Corporation will use commercially reasonable best efforts to maintain a registration statement effective until the earlier of the Expiry Date or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent the Corporation’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation’s obligations under the Warrant Certificate), which could require the additional filing of a new registration statement and/or base shelf prospectus and prospectus supplement if the current Prospectus is no longer usable.
If, at any time prior to the Expiry Date, the Corporation determines that no registration statement filed with the SEC is effective, or that its use is suspended, no holder of Warrants will be permitted to exercise Warrants and may, until the earlier of (x) a registration statement becoming effective or ceasing to be suspended and any prospectus supplement necessary in relation thereto having been filed and (y) the Expiry Date, if the VWAP (as defined in the Warrant Certificate) of the Common Shares exceeds the exercise price for the Warrants, also be exercised by means of a “cashless exercise” in which the holder of Warrants will be entitled to receive a number of Common Shares determined on the basis of the excess of the VWAP over the exercise price for the Warrants.
There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Offering. This may affect the pricing of such Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Warrants and the extent of issuer regulation. See “Risk Factors”.
No fractional Warrant Shares will be issuable upon the exercise of any Warrants; instead any fractional Warrant Shares issuable will be rounded down to the nearest whole number or be exercisable only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Warrant Shares, and no cash or other consideration in lieu of any interest in or claim to any fraction of a Warrant Share will be paid. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
Pre-funded Warrants
The Pre-funded Warrants will be governed by a form of pre-funded warrant certificate (the “Pre-funded Warrant Certificate”). Each Pre-funded Warrant offered hereby has an initial exercise price per share equal to $0.0001. The Pre-funded Warrants are immediately exercisable and will expire when exercised in full.

The following summary of certain anticipated provisions of the Pre-funded Warrant Certificate does not purport to be complete and is subject in its entirety to the detailed provisions of the Pre-funded Warrant Certificate. Reference is made to the Pre-funded Warrant Certificate for the full text of the attributes of the Pre-funded Warrants, which will be filed on SEDAR under the issuer profile of the Corporation at www.sedar.com and with the SEC at www.sec.gov. The holders of Pre-funded Warrants will not, as such, have any voting right or other right until and unless the Pre-funded Warrants are duly exercised as provided for in the Pre-funded Warrant Certificate.
The exercise price for the Pre-funded Warrant will be payable in United States dollars.
The Pre-funded Warrants will not be listed for trading on any stock exchange or market quotation system.
The Pre-funded Warrant Certificate will provide that the number of Common Shares which may be acquired by a holder of Pre-funded Warrants upon the exercise thereof will be subject to anti dilution provisions governed by the Pre-funded Warrant Certificate, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Pre-funded Warrant Certificate upon the occurrence of certain events including:
(a)
the payment of a share dividend by the Corporation or the making by the Corporation of a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon exercise of the Pre-funded Warrant);

(b)
the subdivision of the outstanding Common Shares into a larger number of shares;

(c)
the combination (including by way of reverse share split) of the outstanding Common Shares into a smaller number of shares; and

(d)
issues by reclassification of the Common Shares any shares of capital stock of the Corporation.

In addition, if the Corporation grants, issues or sells any “Common Share Equivalents” (as defined in the Pre-funded Warrant Certificate) or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the holders will be entitled to acquire, upon the terms applicable to such Purchase Rights and subject to the approval of the TSX, the aggregate Purchase Rights which a holder could have acquired if a Holder had held the number of Common Shares acquirable upon complete exercise of the Pre-funded Warrant immediately before the date on which a record is taken for the grant.
In the event of a fundamental transaction, as described in the Warrant Certificate and generally including the Corporation’s consolidation or merger with or into another person, the Corporation effects any sale to another person of all or substantially all of its assets, tender offer or exchange offer whereby shareholders who tender shares represent more than 50% of the voting power of the Common Shares and the Corporation accepts such tender for payment, the sale of more than 50% of the Corporation’s outstanding Common Shares, or the Corporation effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (each a “fundamental transaction”), the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash, other property or any combination thereof that such holders would have been entitled to receive had they exercised the Warrants immediately prior to such fundamental transaction.
The Corporation will covenant in the Pre-funded Warrant Certificate, during the period in which the Pre-funded Warrants are exercisable, to give notice to holders of Pre-funded Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Pre-funded Warrants or the number of Common Shares issuable upon exercise of the Pre-funded Warrants, a prescribed number of days prior to the record date or effective date, as the case may be, of such event.
The Pre-funded Warrant Certificate will include certain beneficial ownership limitations under which Pre-funded Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Common Shares issuable upon such exercise of the Pre-funded Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Corporation, to a maximum of 9.99%, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to the Corporation. Except as provided in the Pre-funded Warrant Certificate, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Pre-funded Warrant is exercisable and of which portion of a Pre-funded Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Pre-funded Warrants shall be deemed to be the holder’s determination of whether the Pre-funded Warrants are exercisable, and the Corporation will not have any obligation to verify or confirm the accuracy of such determination.
There is no market through which the Pre-funded Warrants may be sold and purchasers may not be able to resell the Pre-funded Warrants purchased under this Offering. This may affect the pricing of such Pre-funded Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Pre-funded Warrants and the extent of issuer regulation. See “Risk Factors”.
No fractional Common Shares will be issuable upon the exercise of any Pre-funded Warrants; instead any fractional Common Shares issuable will be rounded down to the nearest whole number or be exercisable only in combination with another Pre-funded Warrant or Pre-funded Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares, and no cash or other consideration in lieu of any interest in or claim to any fraction of a Common Share will be paid. Holders of Pre-funded Warrants will not have any voting or pre emptive rights or any other rights which a holder of Common Shares would have.
PRIOR SALES
Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus Supplement.
Common Shares
On December 7, 2022, the Corporation filed articles of amendment to give effect to the Share Consolidation on the basis of 1 post-consolidation Common Share for each 10 pre-consolidation Common Shares. The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical information with respect to the issuance of Common Shares has been amended to reflect the 10 for 1 Share Consolidation. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent.
During the twelve-month period prior to the date of this Prospectus Supplement, the Corporation has issued:
a)
An aggregate of 12,688 Common Shares pursuant to an equity distribution agreement with Piper Sandler & Co. and prospectus supplement dated October 16, 2020, at prices ranging from $13.00 – $14.44 per Common Share, with the weighted average price being $13.57 per Common Share.

b)
An aggregate of 10,049 Common Shares issued upon redemption of 18,272 DSUs on July 12, 2022 in accordance with the terms and conditions of the Corporation’s deferred share unit plan.

Stock Options
During the twelve-month period preceding the date of this Prospectus Supplement, the Corporation granted stock options pursuant to its amended stock option plan exercisable for an aggregate of 4,522,570 Common Shares (which represent options exercisable for an aggregate of 452,257 Common Shares on a post-consolidated basis). The particulars of such grants are set forth in the following table:

Date of Grant	Number of Options Granted(1)	Exercise Price(1)
January 1, 2022	44,998	C$	16.00
January 27, 2022	250,000	C$	14.70
June 2, 2022	5,000	C$	11.80
June 30, 2022	13,472	C$	9.30
September 29, 2022	138,886	C$	7.70

(1)
On December 7, 2022, the Corporation filed articles of amendment to give effect to the Share Consolidation on the basis of 1 post-consolidation Common Share for each 10 pre-consolidation Common Shares. The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical information with respect to the issuance of options has been amended to reflect the 10 for 1 Share Consolidation. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent.

Deferred Share Units
During the twelve-month period preceding the date of this Prospectus Supplement, the Corporation granted DSUs pursuant to its deferred share unit plan exercisable for an aggregate of 693,025 Common Shares (which represent DSUs exercisable for an aggregate of 69,302 on a post-consolidated basis). The particulars of such grants are set forth in the following table:
Date of Grant	Number of DSUs Granted(1)	Grant Date Fair Value(1)
December 31, 2021	9,383	$12.40
March 31, 2022	6,872	$14.60
June 30, 2022	10,580	$7.20
September 15, 2022	14,989	$6.90
September 30, 2022	27,476	$5.80

(1)
On December 7, 2022, the Corporation filed articles of amendment to give effect to the Share Consolidation on the basis of 1 post-consolidation Common Share for each 10 pre-consolidation Common Shares. The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical information with respect to the issuance of DSUs has been amended to reflect the 10 for 1 Share Consolidation. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent.

TRADING PRICE AND VOLUME
The Common Shares are currently listed on the TSX under the symbol “IMV” and Nasdaq under the symbol “IMV”.
The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:
	Price Ranges(1)		Total Volume(1)
	High	Low
November 2021	C$24.00	C$17.80	258,266
December 2021	C$20.20	C$15.20	276,574
January 2022	C$17.30	C$13.70	176,935
February 2022	C$17.90	C$13.80	91,984
March 2022	C$19.30	C$14.70	89,157
April 2022	C$18.50	C$14.90	57,513
May 2022	C$15.90	C$11.00	83,855
June 2022	C$12.10	C$8.40	124,917
July 2022	C$9.10	C$6.00	70,937
August 2022	C$13.10	C$6.00	96,602
September 2022	C$10.00	C$7.10	81,321
October 2022	C$7.70	C$4.10	87,281
November 2022	C$5.40	C$3.20	62,616
December 1 – 16, 2022	C$6.00	C$2.74	735,566

(1)
On December 7, 2022, the Corporation filed articles of amendment to give effect to the Share Consolidation on the basis of 1 post-consolidation Common Share for each 10 pre-consolidation Common Shares. The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical trading prices and volumes have been amended to reflect the 10 for 1 Share Consolidation. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent.

On December 16, 2022, the last trading day of the Common Shares on the TSX before the date of this Prospectus Supplement, the closing price of the Common Shares was C$3.48.
The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:
	Price Ranges(1)		Total Volume(1)
	High	Low
November 2021	US$19.10	US$14.10	1,474,973
December 2021	US$16.00	US$11.90	787,698
January 2022	US$13.80	US$10.50	386,872
February 2022	US$14.20	US$10.70	219,933
March 2022	US$15.30	US$11.50	238,297
April 2022	US$14.80	US$11.70	158,060
May 2022	US$12.50	US$9.00	142,948
June 2022	US$9.70	US$5.60	164,042
July 2022	US$7.50	US$4.60	194,941
August 2022	US$10.40	US$4.70	685,090
September 2022	US$7.50	US$5.10	189,511
October 2022	US$5.50	US$2.90	213,205

	Price Ranges(1)		Total Volume(1)
	High	Low
November 2022	US$4.00	US$2.40	152,026
December 1 – 16, 2022	US$4.43	US$2.03	26,592,376

(1)
On December 7, 2022, the Corporation filed articles of amendment to give effect to the Share Consolidation on the basis of 1 post-consolidation Common Share for each 10 pre-consolidation Common Shares. The post-consolidation Common Shares began trading on TSX and Nasdaq on December 13, 2022. Historical trading prices and volumes have been amended to reflect the 10 for 1 Share Consolidation. Fractions have been rounded down to the nearest whole number and prices have been rounded down to the nearest cent.

On December 16, 2022, the last trading day of the Common Shares on Nasdaq before the date of this Prospectus Supplement, the closing price of the Common Shares was US$2.58.

RISK FACTORS
An investment in the Corporation’s securities involves risk. Before you invest in the Units, you should carefully consider the risks contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, including the risks described below and in the AIF and Annual MD&A, which are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The discussion of risks related to the business of the Corporation contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus comprises material risks of which the Corporation is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Corporation would likely be adversely affected.
Risks Relating to this Offering
Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.
Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the results of operations of the Corporation or enhance the value of the Common Shares. Failure to apply these funds effectively could have a material adverse effect on the business of the Corporation, delay the development of its product candidates, and cause the price of the Common Shares to decline.
The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.
You should consider an investment in Units as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The Corporation receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Corporation and the ability of the Corporation to continue as a going concern; the ability to raise additional capital; the progress and timing of the clinical trials and results; the results of such clinical trials; the ability to obtain partners and collaborators to assist with the future development of the products; general market conditions; announcements of technological innovations or new product candidates by the Corporation, the Corporation collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; public concern as to the safety and efficacy of drugs that the Corporation and its competitors develop; and shareholder interest in the Common Shares all contribute to the volatility of the market price of the Common Shares.
The Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If the Common Shares were to be delisted, investors may have difficulty in disposing of their shares.
The Common Shares are currently listed on the Nasdaq and the TSX under the symbol “IMV”. The Corporation must meet continued listing requirements to maintain the listing of the Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that an issuer’s listed securities maintain a minimum bid price of at least $1.00 per share pursuant to Nasdaq Listing Rule 5550(a)(2) and a minimum market value of listed securities of $35 million. On July 7, and November 22, 2022, the Corporation received notification letters from the Nasdaq notifying the Corporation that it is not currently in compliance with the Minimum Bid Price Requirement and the Minimum MVLS Requirement, respectively. These notices have no immediate effect on the listing of the Common Shares on the Nasdaq. However, in the event the Corporation does not regain compliance with the Minimum Bid Price Requirement or the Minimum MVLS Requirement within a period of 180 calendar days from the dates of the Nasdaq notices, the Common Shares may be subject to delisting. See “Business of the Corporation — Recent Developments”.
In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for continued listing on the

Nasdaq. The Nasdaq has exercised this discretionary authority in the past and the Corporation cannot assure any investor that the Nasdaq will not exercise such discretionary authority for continued listing of the Common Shares.
There can be no assurance that the Common Shares will remain listed on the Nasdaq or the TSX. If the Corporation fails to meet or regain compliance with any of the Nasdaq’s or the TSX’s continued listing requirements, the Common Shares may be delisted. Any delisting of the Common Shares may adverse a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.
Future sales of Common Shares by the Corporation or by its existing shareholders could cause the market price of the Common Shares to fall.
The issuance of Common Shares by the Corporation could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Corporation’s ability to raise capital. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per Common Share.
There will be no Market for the Warrants.
The Corporation has not applied and does not intend to apply to list the Warrants on any securities exchange. There will be no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased in the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. The Offering Price was determined by arm’s length negotiations between the Corporation, the Placement Agent and the investors. The allocation of the Offering Price between the Unit Shares and the Warrants comprising the Units has been determined by the Corporation. Allocation of proceeds between Unit Shares and Warrants is based on a preliminary estimate. The IFRS valuation under the Corporation’s accounting policy may differ.
There is no public market for the Pre-funded Warrants being offered in this offering.
There is no established public trading market for the Pre-funded Warrants comprising part of the Pre-Funded Units, and the Corporation does not expect a market to develop. In addition, the Corporation does not intend to apply to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Pre-funded Warrants will be limited.
Holders of Warrants Have no Rights as a Shareholder, except as provided in the Warrants.
Until a holder of Warrants acquires Warrant Shares upon exercise of Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Warrants, except as provided in the Warrants. Upon exercise of such Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.
Holders of Pre-funded Warrants Have no Rights as a Shareholder, except as provided in the Pre-funded Warrants.
Until a holder of Pre-funded Warrants acquires Common Shares upon exercise of Pre-funded Warrants, such holder of Pre-funded Warrants will have no rights with respect to the Common Shares underlying such Pre-funded Warrants except as provided in the Pre-funded Warrants. Upon exercise of the Pre-funded Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.
Dilution of purchasers.
Purchasers who purchase Units as part of the Offering may pay more for the Unit Shares or the Pre-Funded Warrant Shares underlying the Pre-funded Warrants than the amounts paid by existing shareholders or security holders of the Corporation for their Common Shares. As a result, such purchasers may incur immediate and substantial dilution. Convertible securities have been issued and may be issued in the future by the Corporation at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Unit Shares under the Offering may incur substantial dilution in the near future.
There is no assurance of a sufficient liquid trading market for the Common Shares in the future.
Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX or Nasdaq or achieve listing on any other public listing exchange.
No dividends have been paid on the Common Shares and the Corporation does not intend to pay dividends in the foreseeable future although it may ultimately do so in the appropriate circumstances.
The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying any dividends unless certain consents are obtained and certain conditions are met.
Risks Related to the Development and Commercialization of the Corporation’s Product Candidates
Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publish interim, “topline” or preliminary data from our clinical trials. Interim, “topline” or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Interim, “topline” and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, “topline,” and preliminary data should be viewed with caution until the final data are available. Differences between interim, “topline” and preliminary data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our business in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, “topline,” or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.
We are developing MVP-S for multiple indications in combination with Keytruda®, which exposes us to additional risks.
We currently have multiple ongoing clinical studies evaluating MVP-S with Merck’s checkpoint inhibitor, pembrolizumab (Keytruda®). Even if the MVP-S and Keytruda® combination were to receive marketing approval or be commercialized, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of Keytruda®, or safety, efficacy, manufacturing or supply issues could arise with Keytruda®. If the FDA, EMA or other comparable foreign regulatory authorities revoke their approval of Keytruda®, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with Keytruda®, we may be unable to obtain approval of or successfully market MVP-S.
Additionally, if the third-party provider of Keytruda® is unable to produce sufficient quantities for clinical trials, if the cost becomes prohibitive, or if our third-party provider is unable to meet applicable regulatory requirements, our development efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Unit Shares acquired pursuant to this offering and exercise, disposition, and lapse of Pre-Funded Warrants or Warrants acquired pursuant to this offering, and the acquisition, ownership, and disposition of the common shares received upon exercise of such Pre-Funded Warrants or Warrants, as the case may be (the “Warrant Shares”). The term “securities” as used in this summary includes the Units Shares, Pre-Funded Warrants, Warrants, and Warrant Shares, as applicable.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of securities pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.
No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the securities acquired pursuant to this offering that is for U.S. federal income tax purposes:
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a citizen or individual resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired the securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; or (l) are subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the securities.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the securities, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the securities.
U.S. Federal Income Tax Consequences of the Acquisition of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of a Unit Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Unit). The purchase price for each Unit will be allocated between a Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Unit) in proportion to their relative fair market values at the time such securities are issued to the U.S. Holder. Each investor must make his or her own determination of such value based on all the relevant facts and circumstances. This allocation of the purchase price for each such Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Unit) that comprise each such type of Unit. Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of a Unit Share and a Warrant (in the case of a Common Share Unit) or a Warrant and a Pre-Funded Warrant (in the case of a Pre-Funded Warrant Unit) and the amount realized on the disposition should be allocated between the Unit Share and the Warrant (in the case of a Common Share Unit) or the Warrant and the Pre-Funded Warrant (in the case of a Pre-Funded Warrant Unit) based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances).
The foregoing treatment of the Unit and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Treatment of Pre-Funded Warrants
Although it is not entirely free from doubt, we believe a Pre-Funded Warrant should be treated as a separate class of common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-Funded Warrants and Warrant Shares should generally be taxed in the same manner as a holder of Unit Shares except as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the Warrant Shares received. Similarly, the tax basis of the Pre-Funded Warrant should carry over to the Warrant Shares received upon exercise, increased by the exercise price of US$0.0001 per share. However, such characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrant as warrants to acquire Common Shares. If so, the amount and character of a U.S. Holder’s gain with respect to an investment in Pre-Funded Warrant could change, and a U.S. Holder may not be entitled to make the “QEF Election” or “Mark-to-Market Election” described below to mitigate PFIC consequences in the event that we are classified as a PFIC. Accordingly, each U.S. Holder should consult its own tax advisor regarding the risks associated with the acquisition of a Pre-Funded Warrant pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.
Passive Foreign Investment Company Rules
If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the securities.
In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.
We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.
For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the

PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the securities.
Based on the composition of our income and the value of our assets, we believe that we were not a PFIC for United States federal income tax purposes for the 2021 taxable year, and, further, the determination of our status as a PFIC for the 2022 tax year cannot be made at this time. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year, and as a result, our PFIC status may change from year to year. The total value of our assets for purposes of the asset test generally will be calculated using the market price of the Unit Shares or Warrant Shares, which may fluctuate considerably. Fluctuations in the market price of the Unit Shares or Warrant Shares may result in us being a PFIC for any taxable year. The determination of our status as a PFIC will also depend upon the characterization of government grants received by us (including funding toward the development of our COVID-19 vaccine candidate, DPX-COVID-19) as gross income for U.S. federal income tax purposes, but not as passive income for PFIC testing purposes. Because of the uncertainties involved in establishing our PFIC status, there can be no assurance regarding whether we currently are treated as a PFIC, or may be treated as a PFIC in the future. If we are classified as a PFIC in any year during which a U.S. Holder holds the securities, we generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether we continue to meet the PFIC income test or PFIC asset test discussed above.
Default PFIC Rules Under Section 1291 of the Code
If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the securities will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Unit Shares, Pre-Funded Warrants, or the Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.
A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the securities and (b) any excess distribution received on the securities. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the securities, if shorter).
Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the securities of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such securities (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the securities. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.
If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds the securities, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Unit Shares, Pre-Funded Warrants, and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such securities were sold on the last day of the last tax year for which we were a PFIC. No such election, however, may be made with respect to the Warrants.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the related Warrant. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for the Warrant Shares, Unit Shares and Pre-Funded Warrants under the PFIC rules and the applicable elections differently.
QEF Election
A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Unit Shares or Pre-Funded Warrants begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Unit Shares or Pre-Funded Warrants. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Unit Shares or Pre-Funded Warrants to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Unit Shares or Pre-Funded Warrant.
The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Unit Shares or Pre-Funded Warrants in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.
A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.
As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of the Unit Shares or Pre-Funded Warrants makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder makes a “purging” or “deemed sale” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value. As a result of the “purging” or “deemed sale” election, the U.S. Holder will have a new basis and holding period in the Warrant Shares acquired upon the exercise of the Warrants for purposes of the PFIC rules. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the securities.
Upon the exercise of a Pre-Funded Warrant, a U.S. Holder may be required to make a new QEF Election with respect to the Warrant Shares received. Each U.S. Holder should consult its own tax advisor regarding the application of the QEF Election rules to the Pre-Funded Warrants and Warrant Shares upon exercise thereof.
If we determine that we are a PFIC for this year or any future taxable year, we currently expect that we would provide the information necessary for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the securities, and the availability of certain U.S. tax elections under the PFIC rules.
A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election with respect to the Unit Shares, Pre-Funded Warrants, and Warrant Shares only if such shares are marketable stock. The Unit Shares and Warrant Shares generally will be “marketable stock” if the Unit Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Unit Shares and Warrant Shares are “regularly traded” as described in the preceding sentence, such shares are expected to be marketable stock. There can be no assurance that the common shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules. A Mark-to-Market Election will likely not be available with respect to the Warrants and Pre-Funded Warrants. Accordingly, each U.S. Holder should consult its own tax advisor regarding the availability of a Mark-to-Market Election with respect to the Warrants and Pre-Funded Warrants. The balance of this discussion generally assumes that a Mark-to-Market Election may be made with respect a Pre-Funded Warrant.
A U.S. Holder that makes a Mark-to-Market Election with respect to its Unit Shares, Warrant Shares or Pre-Funded Warrants generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Unit Shares, Warrant Shares or Pre-Funded Warrant Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Unit Shares, Warrant Shares or Pre-Funded Warrants and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Unit Shares, Warrant Shares and Pre-Funded Warrants.

Any Mark-to-Market Election made by a U.S. Holder for the Unit Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to its Unit Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its securities. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.
A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Unit Shares, Pre-Funded Warrants, and any Warrant Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such securities. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Unit Shares, Pre-Funded Warrants, and any Warrant Shares, over (ii) the fair market value of such securities (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Unit Shares, Pre-Funded Warrants, and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such securities, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).
A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Unit Shares, Pre-Funded Warrants, and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.
Because the U.S. federal income tax characterization of the Pre-Funded Warrants is unclear, U.S. Holders of Pre-Funded Warrants should consult with their tax advisors as to the availability of a QEF Election or Mark-to-Market election with respect to the Pre-Funded Warrants.
Other PFIC Rules
Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of securities that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the securities are transferred.
If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.
Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the securities as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such securities.
In addition, a U.S. Holder who acquires securities from a decedent will not receive a “step up” in tax basis of such securities to fair market value.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the securities.
U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants
The following discussion describes the general rules applicable to the ownership and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”
Exercise of Warrants
A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If we are a PFIC, a U.S. Holder’s holding period for the Warrant Share for PFIC purposes will begin on the date on which such U.S. Holder acquired its Warrant. If the acquisition of a Pre-Funded Warrant is not treated as an acquisition of Unit Shares for U.S. federal income tax purposes as described above in under the heading “Treatment of Pre-Funded Warrants”, then the foregoing rules described in this paragraph would also apply to the exercise of a Pre-Funded Warrant.
Disposition of Warrants
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.
Expiration of Warrants Without Exercise
Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.
Certain Adjustments to the Warrants
Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by us at “— Distributions on the Unit Shares, Pre-Funded Warrants, and Warrant Shares” below).
General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Unit Shares, Pre-Funded Warrants, and Warrant Shares
The following discussion describes the general rules applicable to the ownership and disposition of the Unit Shares, Pre-Funded Warrants, and Warrant Shares, but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”
Distributions on the Unit Shares, Pre-Funded Warrants, and Warrant Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share, Pre-Funded Warrant, or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in such securities and thereafter as gain from the sale or exchange of such securities (see “Sale or Other Taxable Disposition of the Unit Shares, Pre-Funded Warrants and Warrant Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to such securities will constitute ordinary dividend income. Dividends received on such securities generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of the Unit Shares, Pre-Funded Warrants, and Warrant Shares
Upon the sale or other taxable disposition of the Unit Shares, Pre-Funded Warrants, or Warrant Shares , a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such securities sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, such securities have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Additional Tax Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of the securities generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Information Reporting; Backup Withholding Tax
Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the securities generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE SECURITIES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder (“Tax Act”) generally applicable to a holder who: (i) acquires, as beneficial owner, Unit Shares, Warrants and Pre-funded Warrants, pursuant to this Offering, Pre-funded Warrant Shares upon the exercise of Pre-funded Warrants, and Warrant Shares upon the exercise of Warrants; (ii) is neither resident nor deemed to be resident in Canada; (iii) for purposes of the Tax Act and at all relevant times, acquires and holds the Unit Shares, Warrants, Pre-funded Warrants, Pre-funded Warrant Shares, and Warrant Shares as capital property; (iv) for purposes of the Tax Act and at all relevant times, deals at arm’s length and is not affiliated with the Corporation and the Placement Agent; and (v) does not, and is not deemed to, use or hold Unit Shares, Warrants, Pre-funded Warrants, Pre-funded Warrant Shares, and Warrant Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). Generally, Unit Shares, Warrants, Pre-funded Warrants, Pre-funded Warrant Shares, and Warrant Shares will be considered to be capital property to a Non-Resident Holder thereof provided that the Non-Resident Holder does not hold or use the Unit Shares, Warrants, Pre-funded Warrants, Pre-funded Warrant Shares, and Warrant Shares in the course of carrying on a business of trading or dealing in securities and such Non-Resident Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
In addition, this discussion does not apply to a Non-Resident Holder that (i) has entered or enters into a “derivative forward agreement” (as defined in the Tax Act) with respect to the Unit Shares, Warrants, Pre-funded Warrants, Pre-funded Warrant Shares, and Warrant Shares, (ii) is an insurer that carries on an insurance business in Canada and elsewhere or “an authorized foreign bank” (as defined in the Tax Act). Any such Non-Resident Holder should consult its own tax advisor with respect to an investment in the Units.For purposes of this section, the term “Common Shares” shall also include the Unit Shares, any Pre-funded Warrant Shares acquired upon the exercise of a Pre-funded Warrant and any Warrant Shares acquired upon the exercise of the Warrants, unless the context otherwise requires.
This summary is based upon: (i) the provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”); and (iii) counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory, administrative governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective Non-Resident Holder, and no representations with respect to the tax consequences to any holder or prospective Non-Resident Holder are made therein. Consequently, holders and prospective Non-Resident Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this Offering, having regard to their particular circumstances.
Currency Conversion
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Units, Warrant Shares and Pre-funded Warrant Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.
Allocation of Cost
The total purchase price paid for a Common Share Unit by a Non-Resident Holder must be allocated on a reasonable basis between the Unit Share and the Warrant that comprise such Common Share Unit to determine the respective costs of each to such Non-Resident Holder for purposes of the Tax Act. For its purposes, the Corporation intends to allocate $2.485 of the Common Share Unit Offering Price to each Unit Share and $0.125 of the Common Share Offering Price to each Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Non-Resident Holder. Counsels express no opinion with respect to such allocation.
The total purchase price paid for a Pre-funded Unit by a Non-Resident Holder must be allocated on a reasonable basis between the Pre-funded Warrant and the Warrant that comprise such Pre-funded Unit to determine the respective costs of each to such Non-Resident Holder for purposes of the Tax Act. For its purposes, the Corporation intends to allocate $2.4849 of the Pre-funded Unit Offering Price to each Pre-funded Warrant and $0.125 of the Pre-funded Unit Offering Price to each Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Non-Resident Holder. Counsels express no opinion with respect to such allocation.
For purposes of determining the adjusted cost base to a Non-Resident Holder of a Unit Share, Pre-funded Warrant or Warrant acquired pursuant to this Offering, the cost of such Unit Share, Pre-funded Warrant or Warrant will be averaged with the adjusted cost base of all other Common Shares, Pre-funded Warrants or Warrants, respectively, of the Corporation held at that time by the Non-Resident Holder as capital property.
Exercise of Warrants and Pre-funded Warrants
The exercise of a Warrant to acquire a Warrant Share, and of a Pre-funded Warrant to acquire a Pre-funded Warrant Share, will not constitute a disposition of property for the purposes of the Tax Act and, consequently, no gain or loss will be realized by a Non-Resident Holder upon the exercise of the Warrant to acquire a Warrant Share and of the Pre-funded Warrant to acquire a Pre-funded Warrant Share. A Warrant Share acquired by a Non-Resident Holder upon the exercise of a Warrant, and a Pre-funded Warrant Share acquired upon the exercise of a Pre-funded Warrant, will have an aggregate cost to the Non-Resident Holder equal to the aggregate of the exercise price paid to acquire such share and the adjusted cost base to the Non-Resident Holder of the Warrant or Pre-funded Warrant, as applicable, so exercised. The cost of each Warrant Share acquired by a Non-Resident Holder upon the exercise of Warrants, and of each Pre-funded Warrant Share acquired upon the exercise of a Pre-funded Warrant, will be averaged with the adjusted cost base to the Non-Resident Holder of all other Common Shares held by the Non-Resident Holder at that time as capital property to determine the adjusted cost base of each Warrant Share and Pre-funded Warrant Share to the Non-Resident Holder.
The Canadian income tax consequences of a cashless exercise of a Warrant or a Pre-funded Warrant are different than those described above. Non-Resident Holders who acquire a Warrant Share or a Pre-funded Warrant Share by means of a cashless exercise should consult their own tax advisors in this regard.
Receipt of Dividends on Common Shares
Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to full benefits under the Canada-United States Tax Convention (1980) as amended (the “Treaty”), and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% (or 5% in the case of a Non-Resident Holder that is a company entitled to full benefits under the Treaty beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.
Disposition of Common Shares, Pre-funded Warrants and Warrants
A disposition or a deemed disposition of a Common Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), Pre-funded Warrant or Warrant (other than the exercise of a Pre-funded Warrant or Warrant) by a Non-Resident Holder will generally result in the Non-Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, Pre-funded Warrant or Warrant exceed (or are less than) the aggregate of the adjusted cost base to the Non-Resident Holder thereof and any reasonable costs of disposition.
A Non-Resident Holder who disposes of or is deemed to dispose of Common Shares (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), Pre-funded Warrant or Warrants (other than upon the exercise of a Pre-funded Warrant or Warrant) will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on such disposition or deemed disposition and capital losses arising on such disposition or deemed disposition will not be recognized under the Tax Act unless the Common Shares, Pre-funded Warrants or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, Common Shares, Pre-funded Warrants or Warrants (as applicable) generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period that ends at that time, the two following conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; or (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties” (as defined in the Tax Act); (c) “timber resource properties” (as defined in the Tax Act); and (d) options in respect of, or interests in, or for civil law rights in, property described in (a) to (c), whether or not such property exists. Notwithstanding the foregoing, Common Shares, Pre-funded Warrants and Warrants may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.
A Non-Resident Holder contemplating a disposition of Common Shares, Pre-funded Warrants or Warrants that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
LEGAL MATTERS
Certain Canadian legal matters relating to the Offering will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Placement Agent by Stikeman Elliott LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.
Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Placement Agent by Ellenoff, Grossman & Schole LLP.

AUDITOR, TRANSFER AGENT AND REGISTRAR
The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Québec City, Québec, Canada. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec) and PCAOB Rule 3520, Auditor Independence.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices located in Toronto, Ontario, Canada or Montreal, Québec, Canada.
AGENT FOR SERVICE OF PROCESS
Andrew Hall, chief executive officer and director of the Corporation, as well as Michael P. Bailey, Julia P. Gregory, Michael Kalos, Kyle Kuvalanka and Markus Warmuth, directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.
Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the Convertible Security (as defined herein) that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.
CONTRACTUAL RIGHTS OF RESCISSION
Original purchasers of securities which are convertible into other securities of the Corporation (“Convertible Securities”) will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Convertible Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus Supplement contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus Supplement.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is incorporated under, and governed by, the laws of Canada. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of IMV, are located outside the United

States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
IMV has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, IMV appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving IMV in a U.S. court arising out of or related to or concerning the Offering of Units under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Base Shelf Prospectus
This short form base shelf prospectus has been filed under legislation in the provinces British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IMV Inc. at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4 (telephone (902) 492-1819), and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue July 22, 2022
US$200,000,000
Preferred Shares
Common Shares
Subscription Receipts
Warrants
Units
Under this short form base shelf prospectus (the “Prospectus”), IMV Inc. (“IMV” or the “Corporation”) may, from time to time during the 25-month period that this Prospectus, including any amendments, remains valid, offer and issue preferred shares (the “Preferred Shares”) or common shares (the “Common Shares”) of its share capital, or subscription receipts (the “Subscription Receipts”), warrants or options to purchase Common Shares, Preferred Shares or other securities (collectively, the “Warrants”) or units comprised of one or more of the other securities described in this Prospectus in any combination (the “Units” and together with the Preferred Shares, Common Shares, Subscription Receipts and Warrants, the “Securities”) in one or more offerings of up to US$200,000,000 (or the equivalent in Canadian or other foreign currencies). The Securities may be offered separately or together, in amounts, at prices and on terms based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). The Corporation may sell the Preferred Shares, the Subscription Receipts and the Warrants in one or more series.
The specific variable terms of any offering of Securities will be set forth in a Prospectus Supplement and may include, where applicable:
•
in the case of Preferred Shares, the series of Preferred Shares, the number of Preferred Shares offered, the offering price and any other specific terms;

•
in the case of Common Shares, the number of Common Shares offered, the offering price and currency (in the event the offering is a fixed price distribution), the manner in which the offering price and currency will be determined (in the event the offering is a non-fixed price distribution) and any other specific terms;

•
in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms;

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in the case of Warrants, the number of Warrants offered, the offering price, the designation, number and terms of the Securities that may be purchased upon exercise of each Warrant, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are offered and any other specific terms; and

•
in the case of Units, the number of Units offered, the issue price, the currency and the terms of the Units, the designation, number and terms of any other Securities comprising, in any combination, the Units.

A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. In addition, where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.
All shelf information permitted under Securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of Securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. This Prospectus and any applicable Prospectus Supplement should be read carefully before investing in Securities. This Prospectus may not be used to offer any of the Securities unless accompanied by a Prospectus Supplement.
The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMV” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IMV”. On July 21, 2022, the last trading day of the Common Shares on the TSX and the Nasdaq before the date hereof, the closing price of the Common Shares was C$0.64 and US$0.51, respectively. Unless otherwise specified in an applicable Prospectus Supplement, the Preferred Shares, the Subscription Receipts, the Warrants and the Units will not be listed on any securities or stock exchange or on any automated dealer quotation system. On July 8, 2022, IMV announced that it had received a letter from the Listing Qualifications Department of the Nasdaq indicating that, IMV did not meet the minimum bid price of US$1.00 per share required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). This notice has no immediate effect on the listing of the Common Shares on the Nasdaq. However, in the event the Corporation does not regain compliance with the Minimum Bid Price Requirement within a period of 180 calendar days (which can be extended), the Common Shares may be subject to delisting.
The Corporation may offer and sell Securities to or through underwriters, dealers, placement agents or other intermediaries and the Corporation may also offer and sell its Securities directly to one or more purchasers, or through agents designated from time to time at amounts and prices and other terms determined by the Corporation. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, placement agent, intermediary or agent engaged in connection with the offering and sale of Securities and will set forth the plan of distribution for such Securities, including the proceeds to the Corporation and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.
The offering of Securities hereunder is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2021 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus or any Prospectus Supplement may be residents of a foreign country and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Andrew Hall, chief executive officer and director of the Corporation, as well as Michael Bailey, Julia P. Gregory, Michael Kalos, Kyle Kuvalanka and Markus Warmuth, members of the board of directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
The Corporation’s head office and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.
Investing in the Securities involves risks, including those that are described in the “Risk Factors” section of this Prospectus. The Corporation will apply to list the Common Shares distributed under this Prospectus including the Common Shares underlying the Preferred Shares, Subscription Receipts, Warrants and Units, if any. However, unless specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants and Units purchased under this Prospectus and the Prospectus Supplements. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Warrants and Units and the extent of issuer regulation. See “Risk Factors”.
No underwriter, dealer, placement agent, other intermediary or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
In connection with any offering of Securities, other than an “at-the-market” distribution, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time and will be subject to applicable law. With respect to an “at-the-market” distribution, no underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by McCarthy Tétrault LLP, with respect to Canadian legal matters, and by Troutman Pepper Hamilton Sanders LLP, with respect to U.S. legal matters.

i

GENERAL MATTERS
Purchasers of Securities should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide purchasers with different or additional information. If anyone provides purchasers with different or additional information, purchasers should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy these Securities in any jurisdiction where the offer or sale is not permitted. Purchasers should assume that the information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of the Securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
This Prospectus includes references to trade names and trademarks of other companies, which trade names and trademarks are the properties of their respective owners.
The corporate website of the Corporation is www.imv-inc.com. The information on the Corporation’s website is not intended to be included or incorporated by reference into this Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Securities.
Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this Prospectus are derived from recognized industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this Prospectus were obtained from various publicly available sources. Although the Corporation believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified.
In this Prospectus, unless otherwise noted, all dollar amounts are expressed in United States dollars.
This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to the Securities that the Corporation has or will file with the SEC. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US$200,000,000. This Prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under the U.S. Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference”. This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to IMV and the Securities.
EXCHANGE RATE INFORMATION
The consolidated financial statements incorporated by reference into this Prospectus and the other documents incorporated by reference into this Prospectus, and the financial data derived from those consolidated financial statements included in this Prospectus, are presented in United States dollars, unless otherwise specified, and have been prepared in accordance with IFRS. References in this Prospectus to “dollars”, “US$” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.
The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.

	Year ended December 31,			Three Months ended March 31,
	2021	2020	2019	2022	2021
High for the period	1.2942	1.4496	1.3600	1.2867	1.2828
Low for the period	1.2040	1.2718	1.2988	1.2470	1.2455
End of period	1.2678	1.2732	1.2988	1.2496	1.2575
Average for the period	1.2535	1.3415	1.3269	1.2662	1.2660
On July 21, 2022, the closing exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.2895.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Prospectus, such statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Prospectus. Forward-looking statements may use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology.
Forward-looking statements include, but are not limited to, statements relating to:
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the Corporation’s business strategy;

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statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

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potential sources of funding;

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the Corporation’s ability to obtain necessary funding on favorable terms or at all;

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the Corporation’s expected expenditures and accumulated deficit level;

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the Corporation’s ability to obtain necessary regulatory approvals;

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the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

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the Corporation’s expectations about the timing of achieving milestones and the costs of preclinical assays, studies and clinical trials;

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the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

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the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships and other transactions with third parties;

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the potential impact of partnerships on the Corporation’s manufacturing capabilities;

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the Corporation’s plans for the research and development of certain product candidates;

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the Corporation’s strategy for protecting its intellectual property;

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the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

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the Corporation’s ability to obtain licences on commercially reasonable terms;

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the Corporation’s plans for generating revenue;

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the Corporation’s plans for future clinical trials; and

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the Corporation’s hiring and retention of skilled staff.

The forward-looking statements reflect the Corporation’s current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:
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the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

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positive results of preclinical assays, studies and clinical trials;

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the Corporation’s ability to successfully develop existing and new product candidates;

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the Corporation’s ability to hire and retain skilled staff;

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the products and technology offered by the Corporation’s competitors;

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general business and economic conditions, including as a result of the ongoing COVID-19 pandemic, as well as political crises, such as terrorism, war, political instability or other conflict;

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the Corporation’s ability to accurately assess and anticipate the impact of the COVID-19 pandemic on the Corporation’s clinical trials and operations generally;

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the Corporation’s ability to protect its intellectual property;

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the coverage and applicability of the Corporation’s intellectual property rights to any of its product candidates;

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the expectation that the Common Shares will continue to be listed and traded on the TSX and the Nasdaq, including as it relates to IMV regaining compliance with the Nasdaq listing requirements.

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the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its product candidates; and

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obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this Prospectus does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the resulting global and regional economic impacts. The Corporation has experienced uncertainty related to the rapidly developing COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the COVID-19 pandemic and global measures to contain it will continue to have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.
Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference in this Prospectus, as of the date of such documents, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Purchasers are cautioned that forward-looking statements are not guarantees of future performance and accordingly purchasers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of these factors or to assess in advance the impact of each such factor on the Corporation’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
The forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements and are made as of the date of this Prospectus. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws. Purchasers should read this Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Securities.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, B3B 2C4 (telephone (902) 492-1819), and are also available electronically on the Corporation’s issuer profile at www.sedar.com.
In addition to the continuous disclosure obligations of the Corporation under the securities laws of certain provinces of Canada, the Corporation is subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation may not be required to publish financial statements as promptly as U.S. companies. A free copy of any public document filed by IMV with the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC’s website at www.sec.gov.
Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other document that is also incorporated by reference in this Prospectus, the following documents filed by the Corporation with securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(i)
the annual information form of the Corporation dated March 16, 2022 for the year ended December 31, 2021 (the “AIF”);

(ii)
the audited annual consolidated financial statements of the Corporation and the notes thereto for the years ended December 31, 2021 and 2020, together with the report of the independent registered public accounting firm thereon and the notes thereto, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the registration statement on Form F-10 of which this Prospectus forms part;

(iii)
the management’s report on financial position and operating results of the Corporation for the year ended December 31, 2021 (the “Annual MD&A”);

(iv)
the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three months ended March 31, 2022 and 2021;

(v)
the management’s report on financial position and operating results of the Corporation for the three months ended March 31, 2022; and

(vi)
the management information circular dated May 31, 2022 relating to the annual and special meeting of shareholders of the Corporation held on June 29, 2022.

Any documents of the Corporation of the type referred to in the preceding paragraph and any material change reports (excluding any confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada on or after the date of Prospectus and prior to the termination of the offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus.
In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.
You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the U.S. Registration Statement of which this Prospectus forms a part. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
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the documents listed under “Documents Incorporated by Reference” in this Prospectus;

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the consent of PricewaterhouseCoopers LLP, the Corporation’s independent auditor;

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the consent of McCarthy Tétrault LLP, the Corporation’s Canadian counsel; and

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powers of attorney of the Corporation’s directors and officers, as applicable.

A copy of the form of warrant indenture for any offering of Warrants, as applicable, under this Prospectus will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the U.S. Exchange Act.
THE CORPORATION
The Corporation was incorporated on May 18, 2007 under the name of Rhino Resources Inc. pursuant to the Canada Business Corporations Act. On September 28, 2009, the Corporation changed its name to Immunovaccine Inc. and consolidated its outstanding share capital on a 5 to 1 basis. On May 2, 2018, the Corporation changed its name to IMV Inc. and consolidated its outstanding share capital on a 3.2 to 1 basis.
The Corporation has two wholly-owned subsidiaries, Immunovaccine Technologies Inc., which is incorporated under the laws of Nova Scotia and IMV USA Inc., which is incorporated under the laws of Delaware.
The Corporation’s head and registered office is located at 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4.

BUSINESS OF THE CORPORATION
Overview
IMV is a clinical-stage immuno-oncology company developing a portfolio of therapies based on DPX®, its novel immune-educating technology platform (“DPX Platform” or “DPX”), that is designed to inform a specific, robust and persistent antitumor immune response, offering long-lasting benefit to patients with solid or hematological cancers.
IMV’s lead candidate, maveropepimut-S (or “MVP-S”, previously known as “DPX-Survivac”) is a DPX-based immunotherapy that delivers antigenic peptides of survivin to eliminate survivin-expressing cells by educated, cytotoxic T cells. Survivin is overexpressed in most solid and liquid tumors and survivin expression is highly correlated with aggressive tumors and poor prognosis in multiple cancers. We believe results of the preclinical and clinical studies conducted to date support the benefit of MVP-S in human cancers and suggest that the anti-tumor efficacy outcomes of MVP-S in some tumor types may be further enhanced through use with immune modulators and/or anti-cancer drugs. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (“DLBCL”) as well as ovarian, bladder and breast cancers.
Recent clinical highlights with MVP-S:
•
In the phase 2 SPiReL study, evaluating MVP-S, with intermittent, low-dose cyclophosphamide (“CPA”, “Low Dose CPA”), and Merck’s checkpoint inhibitor, pembrolizumab (Keytruda®) in patients with relapsed/refractory DLBCL, the combination was well-tolerated and demonstrated promising antitumor therapeutic potential (Objective Response Rate of 75% and 3 RESIST defined Complete Responses (“CR”) in a subset of PDL1+ patients). The SPiReL study is now complete, and we have initiated the VITALIZE phase 2b study to further evaluate the activity observed in the SPiReL study. Early data from the open label VITALIZE study are expected in Q3 2022.

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Among patients with advanced and recurrent ovarian cancer receiving MVP-S and Low Dose CPA in the phase 2 DeCidE1 trial, a Disease Control Rate of 78.9% was reported on target lesions and nearly half of the patients survived for at least 2 years. Treatment-related adverse events were tolerable, representing mostly grade 1 and grade 2 injection site reactions. Translational analyses implicated roles for both T and B cells in the sustained, anti-tumor immune response observed in patients treated with MVP-S. The DeCidE1 study is now completed. Both the US Food and Drug Administration and Health Canada have approved the design of the next study in a larger cohort; the AVALON phase 2b study, which is now open for enrollment.

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Enrollment in the phase 2 “basket” study evaluating MVP-S and Low Dose CPA in combination with pembrolizumab (Keytruda®) in different solid tumor cancer indications is now complete. Clinical benefit was observed in the MSI-H cohort and in metastatic bladder cancer patients. Details on the data observed in the bladder cancer cohort were presented in a late-breaking oral symposium at the American Association for Cancer Research annual meeting in April 2022. Data showed that five out of 17 patients showed response (2 confirmed CRs and 3 Partial Responses per RECIST v1.1, including patients who were previously treated with immune checkpoint inhibitors). The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2. Key Opinion Leader discussions are ongoing to determine the best clinical pathway for MVP-S in bladder cancer.

•
A phase 1b clinical study was initiated in women with non-metastatic HR+/HER2- breast cancer where survivin is known to play a critical role in resistance to aromatase inhibitor treatment. For the first time, MVP-S is being evaluated in a neoadjuvant setting with an aromatase inhibitor. This investigator-led study enrolled its first patient in Q4 2021 and top-line results are expected in Q4 2022.

IMV also developed a second cancer immunotherapy product candidate leveraging the DPX immune-educating platform, DPX-SurMAGE. This dual-targeted immunotherapy candidate combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins designed to elicit immune responses to these two distinct cancer antigens simultaneously. The Corporation initiated a phase 1 clinical trial in patients with non-muscle invasive bladder cancer in early 2022, which will evaluate MVP-S in the first cohort and DPX-SurMAGE in the second cohort. The first patient was dosed in early April 2022 and early data are expected in late 2022.

Recent Developments
•
On July 8, 2022, IMV announced that it had received a letter from the Listing Qualifications Department of the Nasdaq indicating that, based upon the closing bid price of the Common Shares for the 30 consecutive business day period between May 23, 2022, through July 6, 2022, IMV did not meet the minimum bid price of US$1.00 per share required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). This notice has no immediate effect on the listing of the Common Shares on the Nasdaq. However, in the event the Corporation does not regain compliance with the Minimum Bid Price Requirement within a period of 180 calendar days (which can be extended, in certain circumstances, by an additional 180 calendar days), the Common Shares may be subject to delisting.

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On June 30, 2022, IMV announced the results from its annual and special meeting of shareholders held on June 29, 2022. Based on the votes received, all resolutions were accepted, including the election of directors, pursuant to which Ms. Brittany Davison, Senior Vice President of Finance of the Corporation was elected as a member of the board of directors.

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On June 22, 2022, IMV announced the drawdown of the remaining US$10 million available under its existing US$25 million debt facility led by Horizon Technology Finance Corporation (“Horizon”). This drawdown has been made available as the Corporation achieved a predetermined milestone following site activation in its Phase 2b AVALON trial in platinum-resistant ovarian cancer.

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On April 22, 2022, IMV announced the appointment of existing director, Michael P. Bailey to Chairman of the Board, effective May 1, 2022.

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On April 8, 2022, IMV announced safety and preliminary efficacy data of the combination of the Corporation’s lead immunotherapy candidate, MVP-S, with pembrolizumab from a phase 2 basket study of patients with advanced, metastatic bladder cancer. Data was presented at a late-breaking oral symposium at AACR on April 12, 2022. The preliminary results suggest that IMV’s therapy may provide a well-tolerated therapeutic alternative for advanced, metastatic bladder cancer patients in need of new treatment options:

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Five out of 17 subjects showed response (2 confirmed CRs and 3 PRs per RECIST v1.1);

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Three of these, including both confirmed CRs, had progressed on prior anti-PD-1/L1 therapy;

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Long-term clinical benefit was observed in several subjects, as was an increase in detectable survivin-specific T cells in peripheral blood; one patient remains on treatment after 18 months; and

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The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2.

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On March 17, 2022, IMV announced preparation to initiate AVALON, a phase 2B, single arm trial evaluating MVP-S and intermittent low-dose CPA in subjects with platinum-resistant ovarian cancer is ongoing. The goal of this trial is to further evaluate the data observed in our phase 2 DeCidE trial. Site activation and enrolment are now ongoing in the AVALON study.

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On January 12, 2022, IMV announced the first patient dosed in the VITALIZE phase 2B clinical trial. VITALIZE will further evaluate the therapeutic potential of IMV’s lead compound, MVP-S, in combination with Merck’s anti-PD-1 therapy, pembrolizumab and Low Dose CPA, in patients with r/r DLBCL.

CONSOLIDATED CAPITALIZATION
Except as otherwise disclosed in this Prospectus and the documents incorporated by reference herein, there have been no material changes in the consolidated share and loan capital of IMV from March 31, 2022 to the date of this Prospectus.
USE OF PROCEEDS
The aggregate proceeds of distributions of Securities under this Prospectus shall not exceed US$200,000,000. The net proceeds to be received by the Corporation from the distribution from time to time of Securities under this Prospectus will be the gross proceeds of such issue less any commissions and expenses paid in connection therewith.

Unless otherwise specified in a Prospectus Supplement, the net proceeds received by the Corporation from the sale of the Securities will be used for working capital and general corporate purposes including, but not limited to, to advance the research and development and clinical advancement of the Corporation’s cancer and infectious disease vaccine candidates. A Prospectus Supplement will contain specific information about the use of proceeds from the sale of the Securities under that Prospectus Supplement.
More detailed information regarding the use of proceeds from the sale of the Securities will be described in any applicable Prospectus Supplement. Pending the application of the net proceeds, the Corporation intends to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.
Negative Cash Flow
The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $165 million as of March 31, 2022. The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. These material uncertainties cast significant doubt as to the Corporation’s ability to meet its obligations as they come due and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.
The Corporation’s ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. It is expected that proceeds from the sale of Securities under the Prospectus will be used to fund anticipated negative cash flow from operating activities, as described above.
PLAN OF DISTRIBUTION
The Corporation may offer and sell its Securities to or through underwriters, dealers, placement agents or other intermediaries and the Corporation may also offer and sell its Securities directly to one or more purchasers or through agents in negotiated transactions, block trades, equity lines of credit or a combination of these methods, subject to obtaining any applicable exemption from registration requirements. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at:
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a fixed price or prices, which may be changed from time to time;

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market prices prevailing at the time of sale;

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negotiated prices related to such prevailing market prices; or

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other negotiated prices, including sales in transactions that are deemed to be “at-the-market” distribution”, including sales made directly on the Nasdaq or other existing trading markets for the Securities.

The Corporation may only offer and sell the Securities pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplements for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Securities being offered, the name or names of any underwriters, dealers, placement agents, other intermediaries or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting commissions or discounts and other items constituting compensation and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, placement agents, other intermediaries or agents. Only underwriters, dealers, placement agents, other intermediaries or agents so named in the Prospectus Supplements are deemed to be underwriters in connection with the Securities offered thereby.
In connection with the sale of Securities, underwriters, dealers, placement agents, other intermediaries or agents may receive compensation from the Corporation or from purchasers of Securities for whom they may act as intermediary or agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents, other intermediaries or agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Corporation and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.
If so indicated in the applicable Prospectus Supplements, the Corporation may authorize dealers, placement agents, other intermediaries or other persons acting as its agents to solicit offers by certain institutions to purchase the Securities directly from the Corporation pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplements, which will also set forth the commission payable for solicitation of these contracts.
Any offering of Preferred Shares, Warrants, Units or Subscription Receipts will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplements, the Preferred Shares, Subscription Receipts, Warrants or Units will not be listed on any securities or stock exchange or on any automated dealer quotation system. Unless otherwise specified in the applicable Prospectus Supplements, there is no market through which the Preferred Shares, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants or Units.
The Prospectus Supplements will set forth the terms of the offering of Securities, including:
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the name or the names of any underwriters, dealers, placement agents, other intermediaries or agents, if any;

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the offering price (in the event the offering is a fixed-price distribution);

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the currency or currencies in which the securities will be offered;

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the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution);

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the proceeds to the Corporation from that sale, if determinable;

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any delayed delivery arrangements;

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any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation;

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any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers; and

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any other securities exchanges on which the Securities may be listed, if any.

Only the underwriters, dealers, placement agents, other intermediaries or agents named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.
The Common Shares may be sold, from time to time in one or more transactions at a fixed price or prices that may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.
Under agreements that may be entered into by IMV, underwriters, dealers, placement agents, other intermediaries or agents who participate in the distribution of Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under any applicable Canadian provincial securities legislation, or to contributions with respect to payments that such underwriters, dealers or agents may be required to make in that respect.
By Underwriters, Dealers, Placement Agents or Other Intermediaries
If underwriters, dealers, placement agents or other intermediaries are used in the sale, the Securities will be acquired by such underwriters, dealers, placement agents or other intermediaries for their own account, as principals, and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, placement agents or other intermediaries may be changed from time to time. Unless otherwise set forth in the Prospectus Supplements relating thereto, the obligations of underwriters, dealers, placement agents or other intermediaries to purchase the Securities will be subject to certain conditions, but the underwriters, dealers, placement agents or other intermediaries will be obligated to purchase all of the Securities offered by the Prospectus Supplements if any of such Securities are purchased. The Corporation may agree to pay the underwriters, dealers, placement agents or other intermediaries a fee or commission for various services relating to the offering of any Securities. Any such fees or commissions will be paid out of the general corporate funds of the Corporation.
In compliance with the guidelines of the Financial Regulatory Authority Inc. (“FINRA”) and subject to the approval of FINRA, the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).
By Agents
The Securities may also be sold through agents designated by the Corporation. Any agent involved will be named, and any fees or commissions payable by the Corporation to such agent will be set forth, in the applicable Prospectus Supplements. Any such fees or commissions will be paid out of the general corporate funds of the Corporation. Unless otherwise indicated in the Prospectus Supplements, any agent will be acting on a best efforts basis for the period of its appointment.
Direct Sales
Securities may also be sold directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchaser. In this case, no underwriters, dealers, placement agents, other intermediaries or agents would be involved in the offering.
General Information
Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Corporation and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).
Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
The Corporation may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by the Corporation or borrowed from the Corporation or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from the Corporation in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.
One or more firms, referred to as “remarketing firms”, may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for the Corporation. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with the Corporation and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.
In connection with any offering of Securities, other than an “at-the-market” distribution, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time and will be subject to applicable law. With respect to an “at-the-market” distribution, no underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
DESCRIPTION OF SHARE CAPITAL
IMV’s authorized share capital consists of an unlimited number of Common Shares and Preferred Shares issuable in series, all without par value. As of the date hereof, a total of 82,369,961 Common Shares and no Preferred Shares are issued and outstanding.
On May 2, 2018, the Corporation filed articles of amendment to give effect to a consolidation of its Common Shares on the basis of 1 post-consolidation Common Share for each 3.2 pre-consolidation Common Shares.
Common Shares
The Common Shares of the Corporation rank junior to the Preferred Shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of the Corporation. In the event of liquidation, dissolution or winding-up of the Corporation, subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive all the remaining property and assets of the Corporation. The holders of Common Shares are entitled to receive notice of and to attend and to vote at all meetings of the shareholders of the Corporation and each Common Share, when represented at any meeting of the shareholders of the Corporation, carries the right to one vote.
The Securities offered pursuant to this Prospectus may include Common Shares issuable upon conversion or exchange of any Preferred Shares of any series or upon conversion of any Subscription Receipts or upon exercise of any Warrants.
Preferred Shares
The Preferred Shares of the Corporation are issuable from time to time in one or more series as determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation may determine, before issuance, the designation, rights, privileges and restrictions attached to each series of Preferred Shares including the rate of preferential dividends, the dates of payment thereof, the redemption price and the terms of redemption, voting rights and conversion rights (if any), the whole subject to the filing of articles of amendment setting forth the designation, rights, privileges, restrictions, conditions and limitations attaching to the Preferred Shares of such series and the issuance of a certificate of amendment in respect thereof. If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate rateably in respect of accumulated dividends and return of capital. The holders of Preferred Shares are entitled to priority over holders of any Common Shares of the Corporation with respect to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Except as required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meetings of the shareholders of the Corporation.

The description of general terms and provisions of Preferred Shares described in any Prospectus Supplement will include, where applicable:
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the number of Preferred Shares offered;

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the designation of the series;

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the price at which the Preferred Shares will be offered;

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the currency or currencies in which the Preferred Shares will be offered;

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the annual dividend rate, if any, and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

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the price and the terms and conditions for redemption, if any, including redemption at the Corporation’s option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

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the terms and conditions, if any, for conversion or exchange for shares of any other class of the Corporation or any other series of Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

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the voting rights, if any;

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whether the Preferred Shares will be listed on any exchange;

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the material United States and Canadian federal income tax consequences of owning the Preferred Shares; and

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any other material terms, conditions and rights (or limitations on such rights) of the Preferred Shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS
The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.
Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the applicable securities commissions or similar regulatory authorities after it has been entered into by IMV and will be available electronically at www.sedar.com and www.sec.gov, as applicable. Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.
The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:
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the number of Subscription Receipts offered;

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the price at which the Subscription Receipts will be offered;

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if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

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the procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares or other securities;

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the number of Common Shares, Preferred Shares or other securities that may be obtained upon exchange of each Subscription Receipt;

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the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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whether the Subscription Receipts will be listed on any exchange;

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the material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

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any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

The Corporation reserves the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.
DESCRIPTION OF WARRANTS
The following description, together with the additional information the Corporation may include in any applicable Prospectus Supplement, summarizes the material terms and provisions of the Warrants that the Corporation may offer under this Prospectus in one or more series. While the terms the Corporation has summarized below will apply generally to any Warrants that it may offer under this Prospectus, the Corporation will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement.
Unless the applicable Prospectus Supplement otherwise indicates, Warrants will be issued under and governed by the terms of one or more warrant indentures (each, a “Warrant Indenture”) between the Corporation and a warrant trustee that the Corporation will name in the relevant Prospectus Supplements. Each warrant trustee will be a financial institution authorized to carry on business as a trustee in Canada.
This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture or Prospectus Supplement. Prospective purchasers should refer to the Prospectus Supplement and Warrant Indenture, if applicable, relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any Warrant Indenture relating to an offering of Warrants will be filed by the Corporation with the applicable securities regulatory authorities in Canada after the Corporation has entered into it and will be available electronically at www.sedar.com and www.sec.gov, as applicable.
The applicable Prospectus Supplements relating to any Warrants offered by the Corporation will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:
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the designation and aggregate number of Warrants;

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the price at which the Warrants will be offered;

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the currency or currencies in which the Warrants will be offered;

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the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

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the number and type of Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Securities may be purchased upon exercise of each Warrant;

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the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security;

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the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

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whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

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whether the Warrants will be listed on any exchange;

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material United States and Canadian federal income tax consequences of owning the Warrants; and

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any other material terms or conditions of the Warrants.

Each Warrant will entitle the holder to purchase Common Shares, Preferred Shares or other Securities, as specified in the applicable Prospectus Supplement at the exercise price that the Corporation describes therein. Unless the Corporation otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that it sets forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.
The Warrant Indenture, if any, and the warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the underlying Common Shares, Preferred Shares or other Securities or any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets, the Warrants will thereafter evidence the right of the holder to receive the Securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares, Preferred Shares or other Securities to which the holder of similar securities of the Corporation would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares, Preferred Shares or other Securities of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares, Preferred Shares or other Securities, as the case may be, to be issued to holders of Warrants.
Prior to the exercise of any Warrants, holders of the Warrants will not have any of the rights of holders of the underlying securities of the Corporation, including the right to receive payments of dividends, if any, on the underlying securities of the Corporation, or to exercise any applicable right to vote.
The Corporation reserves the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF UNITS
The Corporation may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described above may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.
PRIOR SALES
Except as disclosed under this heading, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the twelve-month period preceding the date of this Prospectus.
Common Shares
During the twelve-month period prior to the date of this Prospectus, the Corporation has issued:
a)
an aggregate of 126,833 Common Shares pursuant to an equity distribution agreement with Piper Sandler & Co. and prospectus supplement dated October 16, 2020, at prices ranging from US$1.300 – US$1.444 per Common Share, with the weighted average price being US$1.357 per Common Share.

b)
an aggregate of 14,285,714 Common Shares and 10,714,285 Common Share purchase warrants (the “July 2021 Warrants”) pursuant to a public offering (the “July 2021 Offering”) of units (the “July 2021 Units”) completed on July 20, 2021, each July 2021 Unit being comprised of one Common Share and three-quarters of one common share purchase warrant (each whole common share purchase warrant, a “July 2021 Warrant”).

c)
An aggregate of 60,982 Common Shares issued upon redemption of 131,228 deferred share units (“DSUs”) on July 26, 2021 in accordance with the terms of the Corporation’s deferred share unit plan.

Warrants
During the twelve-month period preceding the date of this Prospectus, the Corporation has issued:
a)
an aggregate of 10,714,285 July 2021 Warrants pursuant to the July 2021 Offering. Each whole July 2021 Warrant entitles its holder to purchase one Common Share at a price of $2.10 per Common Share until July 20, 2026.

b)
In connection with the debt facility led by Horizon, Common Share purchase warrants (the “Horizon Warrants”) to purchase an aggregate of 568,180 Common Shares at a price of US$1.32 per Common Share until December 17, 2031.

Stock Options
During the twelve-month period preceding the date of this Prospectus, the Corporation granted stock options pursuant to its amended stock option plan exercisable for an aggregate of 3,751,620 Common Shares. The particulars of such grants are set forth in the following table:
Date of Grant	Number of Options Granted	Exercise Price ($C)
August 11, 2021	311,910	C$	2.25
August 27, 2021	175,000	C$	2.10
September 30, 2021	130,000	C$	2.17
January 1, 2022	409,516	C$	1.60
January 1, 2022	40,472	C$	1.60
January 27, 2022	25,000	C$	1.47
January 27, 2022	2,475,000	C$	1.47
June 2, 2022	50,000	C$	1.18
June 30, 2022	134,722	C$	0.93
Deferred Share Units
During the twelve-month period preceding the date of this Prospectus, the Corporation granted DSUs pursuant to its deferred share unit plan exercisable for an aggregate of 336,165 Common Shares. The particulars of such grants are set forth in the following table:
Date of Grant	Number of DSUs Granted	Grant Date Fair Value
September 30, 2021	67,799	$1.71
December 31, 2021	93,834	$1.24
March 31, 2022	68,729	$1.46
June 30, 2022	105,803	$0.72
TRADING PRICE AND VOLUME
The Common Shares are currently listed on the TSX under the symbol “IMV” and Nasdaq under the symbol “IMV”.
The following table provides the price ranges and trading volume of the Common Shares on the TSX for the periods indicated below:
	Price Ranges		Total Cumulative Volume
	High	Low
July 2021	C$3.01	C$1.68	5,836,821
August 2021	C$3.00	C$1.83	3,929,773
September 2021	C$2.30	C$2.05	1,575,573
October 2021	C$2.18	C$1.82	1,011,509
November 2021	C$2.40	C$1.78	2,582,663
December 2021	C$2.02	C$1.52	2,765,745
January 2022	C$1.73	C$1.37	1,769,352
February 2022	C$1.79	C$1.38	919.842
March 2022	C$1.93	C$1.47	891,577
April 2022	C$1.85	C$1.49	575,133
May 2022	C$1.59	C$1.10	838,556
June 2022	C$1.21	C$0.84	1,249,172
July 1 – 21, 2022	C$0.91	C$0.73	440,776

On July 21, 2022, the last trading day of the Common Shares on the TSX before the date of this Prospectus, the closing price of the Common Shares was C$0.64.
The following table provides the price ranges and trading volume of the Common Shares on Nasdaq for the periods indicated below:
	Price Ranges		Total Cumulative Volume
	High	Low
July 2021	US$2.41	US$1.31	103,937,008
August 2021	US$2.40	US$1.44	101,595,319
September 2021	US$1.82	US$1.62	6,408,742
October 2021	US$1.73	US$1.46	4,817,027
November 2021	US$1.91	US$1.41	14,749,739
December 2021	US$1.60	US$1.19	7,876,987
January 2022	US$1.38	US$1.05	3,868,721
February 2022	US$1.42	US$1.07	2,199,334
March 2022	US$1.53	US$1.15	2,382,971
April 2022	US$1.48	US$1.17	1,580,602
May 2022	US$1.25	US$0.90	1,429,481
June 2022	US$0.97	US$0.56	1,640,423
July 1 – 21, 2022	US$0.75	US$0.55	1,456,294
On July 21, 2022, the last trading day of the Common Shares on Nasdaq before the date of this Prospectus, the closing price of the Common Shares was US$0.51.
RISK FACTORS
An investment in the Corporation’s securities involves risk. Before you invest in the Securities, you should carefully consider the risks contained in or incorporated by reference into this Prospectus and any applicable Prospectus Supplement, including the risks described below and in the AIF and Annual MD&A, which are incorporated by reference into this Prospectus. The discussion of risks related to the business of the Corporation contained in or incorporated by reference into this Prospectus comprises material risks of which the Corporation is aware. If any of the events or developments described actually occurs, the business, financial condition or results of operations of the Corporation would likely be adversely affected.
Risks Relating to the Securities
The share price has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.
The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Corporation and the ability of the Corporation to continue as a going concern; the ability to raise additional capital; the progress of the clinical trials.; the ability to obtain partners and collaborators to assist with the future development of the products; general market conditions; announcements of technological innovations or new product candidates by the Corporation, the Corporation collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; public concern as to the safety and efficacy of drugs that the Corporation and its competitors develop; and shareholder interest in the Common Shares all contribute to the volatility of the share price.
The Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If the Common Shares were to be delisted, investors may have difficulty in disposing of their shares.
The Common Shares are currently listed on the Nasdaq and the TSX under the symbol “IMV”. The Corporation must meet continuing listing requirements to maintain the listing of the Common Shares on the

Nasdaq and the TSX. For example, for continuing listing, the Nasdaq requires, among other things, that an issuer’s listed securities maintain a minimum bid price of at least US$1.00 per share pursuant to Nasdaq Listing Rule 5550(a)(2). On July 7, 2022, the Corporation received a notification letter from the Nasdaq notifying that the Corporation is not currently in compliance with the Minimum Bid Price Requirement. See “Recent Developments”.
In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for continued listing on the Nasdaq. The Nasdaq has exercised this discretionary authority in the past and the Corporation cannot assure any investor that the Nasdaq will not exercise such discretionary authority.
There can be no assurance that the Common Shares will remain listed on the Nasdaq or the TSX. If the Corporation fails to meet or regain compliance with any of the Nasdaq’s or the TSX’s continued listing requirements, the Common Shares may be delisted. Any delisting of the Common Shares may adverse a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.
Future sales of Common Shares by the Corporation or by its existing shareholders could cause share price to fall.
The issuance of Common Shares by the Corporation could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. Sales by existing shareholders of a large number of Common Shares in the public market and the issuance of Common Shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of the Common Shares to decline and have an undesirable impact on the Corporation’s ability to raise capital.
Dilution of purchasers.
Purchasers who purchase Securities offered pursuant to this Prospectus may pay more for the Common Shares than the amounts paid by existing shareholders or security holders of the Corporation for their Common Shares. As a result, such purchasers may incur immediate and substantial dilution. Convertible securities have been issued and may be issued in the future by the Corporation at a lower price than the current market value of the Common Shares, consequently, purchasers who purchase Common Shares under the offering of Securities hereunder may incur substantial dilution in the near future.
No dividends have been paid on the Common Shares.
The Corporation has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying any dividends unless certain consents are obtained and certain conditions are met.
United States investors may not be able to obtain enforcement of civil liabilities against the Corporation.
The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Corporation is governed by the Canada Business Corporations Act, that the majority of the Corporation officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of the Corporation’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Corporation or certain of the Corporation’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Corporation or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Corporation or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Corporation is a passive foreign investment company (“PFIC”) for United States federal income tax purposes, certain adverse tax rules may apply to U.S. Holders of the Common Shares.
Based on estimates of the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2021 taxable year, and further, the determination of the Corporation’s status as a PFIC for the 2022 tax year cannot be made at this time.
The Corporation will be classified as a PFIC for any taxable year for United States federal income tax purposes if either (i) 75% or more of its gross income in that taxable year is passive income or (ii) the average percentage of its assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.
PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to the Corporation’s PFIC status for future taxable years. The value of the Corporation’s assets will be based, in part, on the then market value of its Common Shares, which is subject to change.
If the Corporation is a PFIC for any taxable year during which a U.S. Holder (as defined under “Certain U.S. Federal Income Tax Considerations” in this prospectus) holds Common Shares, such U.S. Holders could be subject to adverse United States federal income tax consequences whether or not the Corporation continues to be a PFIC. For example, U.S. Holders may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If the Corporation is a PFIC during a taxable year which a U.S. Holder holds Common Shares, such U.S. Holder may be able to make a “mark-to-market” election or a “qualified electing fund” election that could mitigate the adverse United States federal income tax consequences that would otherwise apply to such U.S. Holder. Although upon request of a U.S. Holder, the Corporation will provide the information necessary for a U.S. Holder to make the qualified electing fund election, no assurance can be given that such information will be available for any lower-tier PFIC that the Corporation does not control. See “Certain U.S. Federal Income Tax Considerations” for additional information.
IMV is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.
IMV is an “emerging growth company” as defined in the JOBS Act. IMV will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the Corporation has total annual gross revenue of US$1.07 billion or more; (ii) the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the U.S. Securities Act; (iii) the date on which the Corporation has issued more than US$1 billion in non-convertible debt securities during the prior three-year period; or (iv) the date IMV qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after the Corporation has been a reporting company in the United States for at least 12 months. For so long as IMV remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (2002), as amended.
IMV may take advantage of some, but not all, of the available exemptions available to emerging growth companies. IMV cannot predict whether investors will find its Common Shares less attractive if the Corporation relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the share price may be more volatile.
As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.
The Corporation is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange

Act and related rules and regulations. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of IMV as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the U.S. Exchange Act.
The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.
In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring, owning or disposing of any Securities offered thereunder including, to the extent applicable, whether any dividends or interest relating to the Securities will be subject to Canadian non-resident withholding tax.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Common Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”) all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Common Shares in this offering and that hold those Common Shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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banks, insurance companies, and certain other financial institutions;

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U.S. expatriates and certain former citizens or long-term residents of the United States;

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dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding Common Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Common Shares;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

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brokers, dealers or traders in securities, commodities or currencies;

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tax-exempt entities or government organizations;

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S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

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regulated investment companies or real estate investment trusts;

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persons who acquired the Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement;

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persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

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persons who own (directly or through attribution) 10% or more (by vote or value) of the outstanding Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Common Shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Common Shares.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is:
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An individual who is a citizen or individual resident of United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if  (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
Passive Foreign Investment Company Rules
If the Corporation is classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
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at least 75% of its gross income is passive income (such as interest income); or

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at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

The Corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value).

Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2021 taxable year, and, further, the determination of the Corporation’s status as a PFIC for the 2022 tax year cannot be made at this time. A separate determination must be made after the close of each taxable year as to whether the Corporation is a PFIC for that year, and as a result, its PFIC status may change from year to year. The total value of the Corporation’s assets for purposes of the asset test generally will be calculated using the market price of the Common Shares, which may fluctuate considerably. Fluctuations in the market price of the Common Shares may result in the Corporation’s being a PFIC for any taxable year. The determination of the Corporation’s status as a PFIC will also depend upon the characterization of government grants received by the Corporation (including funding toward the development of its COVID-19 vaccine candidate, DPX-COVID-19) as gross income for U.S. federal income tax purposes, but not as passive income for PFIC testing purposes. Because of the uncertainties involved in establishing the Corporation’s PFIC status, there can be no assurance regarding if the Corporation currently is treated as a PFIC, or may be treated as a PFIC in the future.
If the Corporation is classified as a PFIC in any year with respect to which a U.S. Holder owns the Common Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Common Shares, regardless of whether the Corporation continues to meet the tests described above unless (i) the Corporation ceases to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules or for the period immediately preceding the Corporation’s cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election, or (ii) the U.S. Holder makes a Qualified Electing Fund Election (“QEF Election”) with respect to all taxable years during such U.S. Holders holding period in which the Corporation is a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Common Shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as the Corporation does not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from the Corporation or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Corporation ceases to be a PFIC and such election becomes available.
For each taxable year the Corporation is treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a QEF Election or (ii) the Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

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the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Corporation became a PFIC, will be treated as ordinary income; and

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the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.
In addition, if the Corporation is a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions the Corporation receives from, and the Corporation’s dispositions of the stock of, any of the

Corporation’s direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to the Corporation’s subsidiaries.
If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not the Corporation makes distributions, as capital gains, such U.S. Holder’s pro rata share of the Corporation’s net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of the Corporation’s earnings in excess of the Corporation’s net capital gains. If the Corporation determines that it is a PFIC for this year or any future taxable year, the Corporation currently expects that it would provide the information necessary for U.S. Holders to make a QEF Election.
U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The Common Shares are listed on the Nasdaq and the TSX, which are qualified exchanges for these purposes. Consequently, if the Common Shares remain listed on the Nasdaq or the TSX and are regularly traded, and you are a holder of Common Shares, the Corporation expects the mark-to-market election would be available to U.S. Holders if the Corporation is a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Common Shares.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (the “IRS”), unless the Common Shares cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Corporation owns, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of the Corporation’s investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY OF THESE ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.
Unless otherwise provided by the United States Treasury Department (the “U.S. Treasury”), each U.S. shareholder of a PFIC is required to file a Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
IMV STRONGLY URGES YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF THE CORPORATION’S PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Cash Dividends and Other Distributions
Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Common Shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of the Corporation’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that the Corporation will maintain calculations of the Corporation’s earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if  (i) its Common Shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on the Nasdaq, an established securities market in the United States, and the Corporation may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.
If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.
If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Common Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Common Shares
A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common

Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.
Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax, or “Medicare contribution tax”, on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in the Common Shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Certain Reporting Requirements
U.S. Holders paying more than $100,000 for the Common Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Common Shares to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares.
LEGAL MATTERS
Unless specified in the applicable Prospectus Supplement, certain Canadian legal matters will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP. Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP. As of the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.
Any Securities offered pursuant to this Prospectus, including by way of at-the-market offerings, will be conducted in accordance with applicable securities legislation in Canada and the United States, and, if applicable, will be subject to regulatory approval or exemptive relief.
AUDITOR, TRANSFER AGENT AND REGISTRAR
The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Québec City, Quebec, Canada. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of Nova Scotia CPA Code of Professional Conduct and the rules of the SEC.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices located in Toronto, Ontario, Canada or Montréal, Québec, Canada.
AGENT FOR SERVICE OF PROCESS
Andrew Hall, chief executive officer and director of the Corporation, as well as Michael Bailey, Julia Gregory, Michael Kalos, Kyle Kuvalanka and Markus Warmuth, directors of the Corporation, all reside outside of Canada and have appointed IMV Inc., 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada, B3B 2C4, as agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.
In an offering of Preferred Shares, Subscription Receipts, Warrants and Units (collectively, “Convertible Securities”), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus and the accompanying Prospectus Supplements is limited, in certain provincial securities legislation, to the price at which such security is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor. By virtue of their purchase of Convertible Securities, original purchasers will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Convertible Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the securities issued to such purchaser upon conversion of such Convertible Securities, in the event that this Prospectus, as supplemented by an applicable Prospectus Supplement relating to such Convertible Securities, as amended, contains a misrepresentation, provided that the right of rescission is exercised within 180 days of the date of the purchase of the Convertible Securities. This contractual right of rescission will be consistent with the statutory right of rescission described under section 137 of the Securities Act (Nova Scotia), and is in addition to any other right or remedy available to original purchasers under section 137 the Securities Act (Nova Scotia) or otherwise to law. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.
Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is incorporated under, and governed by, the laws of Canada. Many of its officers and directors and experts named in this Prospectus are resident outside of the United States, and a majority of their assets, and the assets of IMV, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
IMV has filed with the SEC, concurrently with the filing of its U.S. Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, IMV appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving IMV in a U.S. court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

900,000 Common Share Units
2,548,276 Pre-funded Units
IMV INC.
Prospectus Supplement
H.C. Wainwright & Co.
December 19, 2022